Exhibit 99.1 STRATASYS LTD. (“Stratasys” or the “Company”)
7665 Commerce Way	1 Holtzman Street
Eden Prairie, Minnesota 55344-2020	Science Park, P.O. Box 2496
Telephone (952) 937-3000	Rehovot 76124, Israel
Telephone: +972-74-745-4300

NOTICE OF 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

(the “Meeting”)

Time and Date of Meeting	3:00 p.m., Israel Time, on Thursday, September 15, 2022

Place of Meeting	Meitar Law Offices
16 Abba Hillel Road, 10th Floor
Ramat Gan 5250608, Israel

Items of Business	(1)

Re-election of each of Messrs. John J. McEleney, Dov Ofer, Mr. S. Scott Crump, David Reis, Michael Schoellhorn, and Yair Seroussi, and Mses. Ziva Patir and Adina Shorr, together constituting the Company’s director nominees, to serve as a director of the Company until the Company’s next annual general meeting of shareholders and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal.

(2)

Adoption of the Company’s 2022 Share Incentive Plan, under which 1,296,494 ordinary shares will be reserved for issuance, in addition to ordinary shares that may be rolled over from the Company’s expiring 2012 Omnibus Equity Incentive Plan.

(3)

Re-appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2022 and for the additional period until the Company’s next annual general meeting of shareholders, and authorization of the Company’s board of directors (the “Board”) (upon recommendation of the audit committee of the Board) to fix their remuneration.

In addition to the foregoing proposals, at the Meeting, the audited, consolidated financial statements of the Company for the annual period ended December 31, 2021 will be presented to, and considered by, the Company’s shareholders. The shareholders will furthermore transact such other business as may properly come before the Meeting or any adjournment thereof.

Our Board unanimously recommends a vote “FOR” each of the above proposals.

Record Date	You are entitled to vote if you were a shareholder of the Company as of the close of business on Monday, August 8, 2022.

Further Information

The proposals and details with respect to the Meeting are described more fully in the attached proxy statement, which we are sending (together with this notice) to our shareholders and which we urge you to read in its entirety. This notice, the aforementioned proxy statement and a related proxy card are also being furnished to the U.S. Securities and Exchange Commission (the “SEC”), in a Report of Foreign Private Issuer on Form 6-K, which you may obtain for free from the SEC’s website at www.sec.gov or at our Company’s website, www.stratasys.com.

Votes Needed for Approval

Approval of each proposal above requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the proposal (excluding abstentions and broker non-votes).

The vote of each of the Company’s shareholders is important. Accordingly, we urge you to read the attached proxy statement and vote your shares or provide voting instructions promptly, regardless of the number of shares you own. If you are a shareholder of record, you may vote shares that you own directly by signing and returning the form of proxy in the enclosed envelope. You may revoke your proxy at any time before it is voted, and if you wish (subject to the below limitations), you may attend the Meeting and vote in person even if you have previously signed a proxy. If your shares are held in street name (i.e., shares that are held through a bank, broker or other nominee), you may instruct how you want your shares voted. Specific information as to how to provide your voting instructions are set forth on the enclosed voting instruction form provided by your bank, broker or nominee. As an alternative to completing and mailing a physical proxy card or voting instruction form, shareholders may vote their shares or provide voting instructions online (at www.proxyvote.com) or via telephone (as indicated on the enclosed proxy card or voting instruction form).

Attendance at Meeting

If you hold ordinary shares as of the record date for the Meeting (August 8, 2022) and desire to attend in person, if a record shareholder, you will need to provide, at the Meeting, the name under which your shares are held of record, as well as proof of ownership (a copy of a share certificate or a statement showing book-entry shares). If you hold your shares in “street name” (through a bank or broker), please bring a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, along with an account statement or other proof that shows that you owned your shares as of the record date for the Meeting.

By Order of the Board:
Dov Ofer
Chairman of the Board
Rehovot, Israel
August 8, 2022

The official notice of the 2022 Annual General Meeting of Shareholders was first published by the Company via a press release issued on August 2, 2022.

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STRATASYS LTD.

7665 Commerce Way	1 Holtzman Street
Eden Prairie, Minnesota 55344-2020	Science Park, P.O. Box 2496
Tel: (952) 937-3000	Rehovot 76124, Israel
Tel.: +972-74-745-4300

PROXY STATEMENT FOR 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held on SEPTEMBER 15, 2022

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND
THE ANNUAL GENERAL MEETING

Why am I receiving these materials?

We have sent you this proxy statement and the enclosed form of proxy or voting instruction form because the board of directors (the “Board”) of Stratasys Ltd. (also referred to as “we”, “us”, the “Company,” “our Company” or “Stratasys”) is soliciting your proxy to vote your shares at our 2022 Annual General Meeting of Shareholders (the “Meeting”), to be held at 3:00 p.m., Israel time, on Thursday, September 15, 2022 at the offices of our external legal counsel, Meitar Law Offices, 16 Abba Hillel Road, 10th floor, Ramat Gan 5250608, Israel.

What items of business will be voted on at the Meeting?

(1)    Re-election of each of Messrs. John J. McEleney, Dov Ofer, Mr. S. Scott Crump, David Reis, Michael Schoellhorn, and Yair Seroussi, and Mses. Ziva Patir and Adina Shorr, together constituting the Company’s director nominees, to serve as a director of the Company until the Company’s next annual general meeting of shareholders and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal.

(2)    Adoption of the Company’s 2022 Share Incentive Plan, under which 1,296,494 ordinary shares, par value 0.01 New Israeli Shekels per share, of the Company (“ordinary shares”) will be reserved for issuance, in addition to ordinary shares that may be rolled over from the Company’s expiring 2012 Omnibus Equity Incentive Plan.

(3)    Re-appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2022 and for the additional period until the Company’s next annual general meeting of shareholders, and authorization of the Board (upon recommendation of the audit committee of the Board) to fix their remuneration.

In addition to the foregoing proposals, at the Meeting, the audited, consolidated financial statements of the Company for the annual period ended December 31, 2021 will be presented to, and considered by, the Company’s shareholders. The shareholders will furthermore transact such other business as may properly come before the Meeting or any adjournment thereof.

How does the Board recommend that I vote?

Our Board recommends that you vote FOR each of the above-described proposals.

What is the quorum required in order to conduct business at the Meeting?

Under our amended and restated articles of association, as amended (the “Articles”), a quorum is constituted when there are present, in person or by proxy, at least two shareholders who hold, in the aggregate, at least 25% of the voting rights (equivalent to 25% of the outstanding number of ordinary shares) in our Company as of the record date for the Meeting (August 8, 2022). As of the close of business on August 1, 2022, we had 66,750,931 ordinary shares outstanding. A person holding a proxy may be deemed to be two or more shareholders for purposes of determining a quorum if such person holds the proxy of more than one shareholder. If within one-half hour after the time appointed for the Meeting, a quorum is not present, the Meeting will be adjourned to the same day, in the following week, at the same hour and at the same place. At such adjourned meeting, any two or more shareholders present in person or by proxy will constitute a quorum, regardless of the number of ordinary shares held by them.

What are the voting requirements to approve the proposals presented and how are votes counted?

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on each proposal is necessary for the approval of that proposal.

If you provide specific instructions (i.e., mark boxes), your shares will be voted as you instruct. If you are a shareholder of record and sign and return your proxy card without giving specific instructions, your shares will generally be voted in accordance with the recommendations of our Board. The proxy holders will also vote in their discretion on any other matters that are not listed on the proxy card and that properly come before the Meeting. If you are a shareholder of record and do not return your proxy card and do not otherwise vote online (at www.proxyvote.com) or via telephone (as indicated on your proxy card), your shares will not be voted.

If you hold shares beneficially in “street name”, the result will be different. If you do not return the voting instruction form and do not otherwise provide voting instructions online (at www.proxyvote.com) or via telephone (as indicated on your voting instruction form), your broker may vote your shares in certain circumstances and on certain proposals. Generally, brokers may vote shares they hold for you in their own discretion on the proposal to ratify the appointment of an independent registered public accounting firm (Proposal 3) and certain other routine matters, if you do not provide them instructions on how to vote. Brokers may not, however, vote your shares in their discretion on any of the other proposals to be addressed at the Meeting.

Where brokers are prohibited from exercising discretionary authority for beneficial owners who have not provided voting instructions (commonly referred to as “broker non-votes”), those shares will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purposes of voting on, and do not impact the outcome of the voting on, the subject proposal(s).

What shares can I vote?

Our only class of stock outstanding is our ordinary shares. Each ordinary share outstanding as of the close of business on the record date, August 8, 2022, is entitled to one vote on all items of business at the Meeting. You may vote all ordinary shares you owned at that time, which may be (a) shares held directly in your name as the shareholder of record or (b) shares held for you as beneficial owner through a broker, trustee or other nominee, such as a bank. As of the close of business on August 1, 2022, there were 66,750,931 ordinary shares outstanding. The closing price of the ordinary shares on August 5, 2022 (the latest practicable date prior to the publication of this proxy statement), as quoted on the Nasdaq Global Select Market, was US$18.74.

How can I vote my shares without attending the Meeting?

Whether you hold shares directly as a shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the Meeting. If you are a shareholder of record, you may vote by submitting a proxy in one of the following ways: mailing a physical proxy card; submitting a proxy online (at www.proxyvote.com); or submitting a proxy via telephone (by dialing the number indicated on the enclosed proxy card). If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee on the enclosed voting instruction form, or in the alternative, online (at www.proxyvote.com) or via telephone (by dialing the number indicated on the enclosed voting instruction form). For directions on how to vote, please refer to the instructions below and those on the proxy card or voting instruction form provided to you. In each case, your vote or voting instructions must be received by 11:59 p.m., U.S. Eastern time, on Wednesday, September 14, 2022 in order to be counted towards the tally of votes at the Meeting.

If you are a shareholder of record, you may cast your vote by proxy as follows:

Shareholders of record may vote by completing, signing, dating and mailing the enclosed proxy card in the accompanying pre-addressed, postage paid envelope to Broadridge, our agent for tallying the votes at the Meeting. In the alternative, a shareholder of record can vote online (at www.proxyvote.com) or via telephone, by dialing the number provided to you on the enclosed proxy card and following the instructions over the phone. If you lose or misplace your proxy card, you may instead print a copy of the proxy card from our website at www.stratasys.com or from Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K (“Form 6-K”) that we furnished to the Securities and Exchange Commission (the “SEC”) on August 8, 2022, which can be located at www.sec.gov. You can submit your printed, completed, signed proxy card to our Vice President, Investor Relations at Yonah.Lloyd@stratasys.com. When you fill out the proxy card, please print the name in which your ordinary shares are registered. We reserve the right to require further identifying information from you in order to allow you to submit your proxy card in that manner.

If you are a beneficial shareholder, you may submit your voting instructions as follows:

Beneficial owners who hold ordinary shares in “street name” can instruct their brokers, trustees or nominees how to vote by completing the enclosed voting instruction form and mailing it in the accompanying pre-addressed, postage paid envelope.

In the alternative, a beneficial owner can vote online (at www.proxyvote.com) or via telephone, by dialing the number provided to you in the enclosed voting instruction form and following the instructions over the phone. Please have the control number that appears on your physical voting instruction form ready for inputting when you vote online or via telephone.

May I attend the Meeting in person and how can I vote my shares in person at the Meeting?

Yes, the Meeting will be held at the offices of our external counsel, Meitar Law Offices, in Ramat Gan, Israel. If you attend the Meeting in person, shares held in your name as the shareholder of record may be voted on a ballot that we will provide to you at the meeting, provided that you bring proof of ownership of your ordinary shares (such as a copy of your share certificate or a statement showing book-entry shares) as of the record date for the meeting. Shares held beneficially in street name may be voted on a ballot only if you bring the requisite documentation, namely: (i) proof that you owned the shares in your brokerage, trustee or nominee account as of the record date (such as a brokerage account statement), and (ii) a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Meeting, we recommend that you also submit your proxy card or voting instruction form as described above so that your vote will be counted if you later decide not to attend the Meeting.

Is the proxy statement available electronically?

This proxy statement is available on our website at www.stratasys.com. In addition, it is appended as Exhibit 99.1 to the Form 6-K that we furnished to the SEC on August 8, 2022. You can view that Form 6-K at the SEC’s website at www.sec.gov.

Can I change my vote?

If you are a shareholder of record and have submitted a proxy card, you can change your vote at any time before it is voted by sending a written and dated notice of revocation or by submitting a signed proxy bearing a later date, in either case, to Stratasys Ltd., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 or to our Chief Communications Officer and Vice President, Investor Relations at Yonah.Lloyd@stratasys.com. Any such revocation or later proxy must be received by 11:59 p.m., U.S. Eastern time, on Wednesday, September 14, 2022, for it to be effective. If you initially voted online or via telephone, you can follow the same instructions as you did initially in order to submit your revised vote. You may also revoke your proxy by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked, unless you vote again.

If your shares are held in street name or by a broker, trustee or nominee, you may change your vote by following the instructions provided to you by your broker, trustee or nominee. If you have obtained a legal proxy from your broker, trustee or nominee giving you the right to vote your shares, you can change your vote by attending the Meeting and voting in person.

What happens if additional matters are presented at the Meeting?

Other than the proposals described in this proxy statement, we are not aware of any other business to be acted upon at the Meeting. If you sign and submit a proxy card, the persons named as proxy holders, Ms. Vered Ben Jacob, Mr. Eitan Zamir and Mr. J. David Chertok, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Meeting in accordance with their best judgment.

Who will count the votes?

A representative of Stratasys Ltd. or of an independent third-party will act as the inspector of election to tabulate the votes cast at the Meeting.

Who will pay the costs of soliciting votes for the Meeting?

We are making this solicitation and will pay the entire cost of preparing, printing, mailing and distributing these proxy materials and soliciting votes with respect to the Meeting. In addition to the mailing of these proxy materials, the solicitation of proxies may be made in person, by telephone or by electronic communication by certain of our directors, officers and other employees, who will not receive any additional compensation for such activities. We will also reimburse brokerage firms, banks, and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in forwarding proxy and solicitation materials to the beneficial owners of our ordinary shares.

Where can I find the voting results of the Meeting?

We expect to announce preliminary voting results at the Meeting and publish final results in a Form 6-K to be furnished to the SEC after our Meeting. You can access that Form 6-K, and all of our other reports filed with or furnished to the SEC, on our website, www.stratasys.com, or at the SEC’s website, www.sec.gov.

OTHER MATTERS

On February 24, 2022, we filed with the SEC our Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (our “2021 Annual Report”). Our 2021 Annual Report includes our audited 2021 financial statements, certain non-GAAP financial information for 2021, as well as additional information about our Company and our products, services and operations, our major shareholders, and our officers and directors.

You can access our 2021 Annual Report at our website, www.stratasys.com, and at the SEC’s website at www.sec.gov. We urge you to read our 2021 Annual Report to obtain additional information regarding our Company.

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the Meeting, please read this proxy statement and promptly vote your shares by completing, signing, and dating your enclosed proxy card or voting instruction form and returning it in the enclosed envelope.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 15, 2022

This proxy statement is available for viewing, printing
and downloading at www.stratasys.com.

You may also request a copy of the materials relating to our Meeting, including this proxy statement and form of proxy for our Meeting, by contacting our Chief Communications Officer and Vice President, Investor Relations by email at Yonah.Lloyd@stratasys.com.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by each person known by us to be the owner of more than 5% of our outstanding ordinary shares, as of August 1, 2022, unless otherwise noted.

The number and percentage of ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and is not necessarily indicative of beneficial ownership for any other purpose. Information concerning shareholders who beneficially own more than 5% of our outstanding ordinary shares is based on periodic public filings made by such shareholders (including, if applicable, the most recent reports filed by institutional investment managers on Form 13F). Ordinary shares that a person has a right to acquire within 60 days after August 1, 2022 (or such other date indicated below) are deemed outstanding for purposes of computing the percentage ownership of that person, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. We have based our calculations of the percentage ownership on 66,750,931 ordinary shares that were outstanding as of August 1, 2022.

Beneficial Owner	Ordinary Shares		Percentage Ownership
ARK Investment Management LLC	8,173,499	(1)	12.2%
Nano Dimension Ltd.	8,049,186	(2)	12.1%
Sumitomo Mitsui Trust Holdings Inc.	4,150,531	(3)	6.2%
PRIMECAP Management Company	3,729,699	(4)	5.6%

____________

(1)      Represents shares beneficially owned as of June 30, 2022, as indicated in the report of institutional investment manager on Form 13F filed by ARK Investment Management LLC on July 11, 2022. As indicated in that report, ARK Investment Management LLC possesses sole voting and dispositive power with respect to all such 8,173,499 ordinary shares beneficially owned by it. Based on information available to us, we believe that the actual number of ordinary shares held by this shareholder is currently lower than the amount included in that report on Form 13F.

(2)      Represents shares beneficially owned as of July 17, 2022, as indicated in a statement of beneficial ownership on Schedule 13G filed by Nano Dimension Ltd. on July 18, 2022. As indicated in that statement, Nano Dimension Ltd. possesses sole voting and investment power with respect to all such 8,049,186 ordinary shares beneficially owned by it.

(3)      Represents shares beneficially owned as of June 30, 2022, as indicated in the report of institutional investment manager on Form 13F filed by this shareholder on behalf of itself and Nikko Asset Management Americas, Inc. on July 26, 2022. The shares held by Sumitomo Mitsui Trust Holdings Inc. may be deemed to be beneficially owned by its subsidiaries (i) Nikko Asset Management Co., Ltd. and (ii) Nikko Asset Management Americas, Inc. Based on information available to us, we believe that the actual number of ordinary shares held by this shareholder is currently lower than the amount included in that report on Form 13F.

(4)      Represents shares beneficially owned as of March 31, 2022, as indicated in the report of institutional investment manager on Form 13F filed by PRIMECAP Management Company on May 11, 2022. As indicated in that report, PRIMECAP Management Company possesses sole voting and dispositive power with respect to all such 3,729,699 ordinary shares ordinary shares beneficially owned by it.

Additional Information Regarding Our Board, Corporate Governance and Compensation of Our Officers and Directors

Item 6B of our 2021 Annual Report contains information regarding compensation paid to our directors and to our five highest-paid office holders in 2021. Item 6C of our 2021 Annual Report contains additional information regarding our Board, its committees and our corporate governance practices. We encourage you to review those items of our 2021 Annual Report (which we incorporate by reference herein) to obtain additional information regarding our Board and our other office holders. Please also see “Proposal 1 Re-Election of Directors — Board and Committee Independence” below.

PROPOSAL 1:
RE-ELECTION OF DIRECTORS

Background

Article 75.1 of our Amended Articles provides that the number of directors of our Company shall be between seven (7) and eleven (11), as determined from time to time by our Board. On August 2, 2022, pursuant to its nomination of the below-listed individuals for re-election at the annual meeting, our Board effectively confirmed the number of directors constituting the Board as eight (8). Back in May 2016, following our 2016 annual general meeting of shareholders, we elected to be governed by an exemption under the Israeli Companies Law, 5759-1999 (the “Companies Law”) regulations that allows us to “opt out” from appointing external directors and from complying with the Companies Law requirements related to the composition of the audit committee and compensation committee of our Board. Our eligibility for that exemption is subject to certain conditions, with which we comply. Since the time of that election, each of our directors is elected annually, at our annual general meeting of shareholders, for a one-year term. Our Board has nominated Mr. Dov Ofer (the Chairman of the Board), Mr. S. Scott Crump, Mr. John J. McEleney, Ms. Ziva Patir, Mr. David Reis, Mr. Michael Schoellhorn, Mr. Yair Seroussi and Ms. Adina Shorr, each of whom is an existing director, for reelection, in each case to serve as a director until our next annual general meeting of shareholders and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal.

Of our existing directors who have been nominated for reelection at the Meeting, Mr. McEleney has served as a director of our Company from the effective date of the merger between Stratasys, Inc. and Objet Ltd. on December 1, 2012 until the present time. Ms. Patir has served as a director of our Company since June 21, 2013, and Mr. Reis has served as a director of our Company since June 30, 2013 (in addition to his having served as Objet Ltd.’s director from 2003 until the effective date of the Stratasys-Objet merger). Each of Messrs. Ofer and Seroussi was initially elected as a director at our 2017 annual general meeting of shareholders, on July 18, 2017. Ms. Adina Shorr has served in her current capacity as a director since having been appointed by the Board on July 25, 2018 and was re-elected at our 2018 annual general meeting of shareholders on September 13, 2018 (after having served previously as a director of our Company from December 2012 to June 2013). Mr. Schoellhorn was initially elected by our shareholders at our 2020 annual meeting of shareholders in November 2020. Lastly, Mr. S. Scott Crump was initially elected by our shareholders last year, at our 2021 annual meeting of shareholders in November 2021.

The following table sets forth information, as of the date of this proxy statement, regarding the individuals nominated by the Board for re-election at the Meeting:

Name	Age	Position
Dov Ofer	68	Chairman of the Board of Directors
S. Scott Crump	69	Director
John J. McEleney	60	Director
Ziva Patir	72	Director
David Reis	61	Director
Michael Schoellhorn	57	Director
Yair Seroussi	66	Director
Adina Shorr	62	Director

Board and Committee Independence

Each of Messrs. Ofer, McEleney, Schoellhorn and Seroussi, and each of Mses. Patir and Shorr, has been affirmatively determined by the Board to be an independent director, as defined under the Listing Rules of the Nasdaq Stock Market. Consequently, we comply with the requirement of Nasdaq Listing Rule 5605(b)(1) that a majority of our Board be composed of independent directors. Similarly, the audit and compensation committees of our Board are composed solely of independent directors, in accordance with the requirements of Nasdaq Listing Rules 5605(c)(2) and 5605(d)(2).

Biographical Information Concerning the Nominees for Re-election at the Meeting

Dov Ofer has served as our Chairman of the Board since May 2020 and as a director since July 2017. While serving as a director (prior to his appointment as our Chairman), Mr. Ofer served on the oversight committee of the Board, which guided our executive management during an interim period prior to the appointment of our current, permanent chief executive officer. Mr. Ofer served as the Chief Executive Officer of Lumenis Computerized Systems Ltd. From 2007 to 2013, Mr. Ofer served as Chief Executive Officer of Lumenis Ltd. (Nasdaq: LMNS), a medical laser device company. From 2005 to 2007, he served as Corporate Vice President and General Manager of HP Scitex (formerly a subsidiary of Scailex Corporation Ltd. (TASE: SCIX)), a producer of large format printing equipment. From 2002 to 2005, Mr. Ofer served as President and Chief Executive Officer of Scitex Vision Ltd. Prior to joining Scitex, Mr. Ofer held various managerial positions in the emerging Israeli high-tech sector and participated in different mergers and acquisitions within the industry. Currently, Mr. Ofer serves as chairman of Hanita Coatings RCA Ltd., chairman of Plastopil Hazorea Company Ltd. (TASE: PPIL), vice chairman of Scodix Ltd. and director of Kornit Digital Ltd. and Orbix Medical Ltd. He holds a B.A. in Economics from the Hebrew University in Israel as well as an M.B.A. from the University of California Berkeley in California.

S. Scott Crump has served as our director since November 2021. Mr. Crump previously served as our Chairman of the Executive Committee of the Board and our Chief Innovation Officer from February 2015 and February 2013, respectively, in each case until May 2020, at which time he was appointed our Chief External Affairs and Innovation Officer, which he served as through August 2020. Mr. Crump also served from June 2018 through March 2020 on the oversight committee of our Board that helped to support our interim chief executive officer in the management of our company during an interim period, and our current CEO, Mr. Yoav Zeif, during Mr. Zeif’s initial period at our company. Since leaving his position as a director on the Board, has served as the technology consultant to the Board. Mr. Crump previously served as Chairman of the Board of our company from the Stratasys, Inc.- Objet Ltd. merger until February 2015, as Chairman, Chief Executive Officer, President, Treasurer and a director of Stratasys, Inc. from its inception in 1988 until the Stratasys, Inc.- Objet Ltd. merger, and as Chief Financial Officer of Stratasys from February 1990 to May 1997. Mr. Crump was, with Lisa H. Crump, his wife, a co-founder of Stratasys, Inc., and he is the inventor of our FDM technology. Mr. Crump holds a B.S. in mechanical engineering from Washington State University.

John J. McEleney has served as a director of our Company since the Stratasys, Inc.- Objet Ltd. merger, and, before that, as a director of Stratasys, Inc. from 2007 until the Stratasys, Inc.- Objet Ltd. merger. He is the co-founder of Onshape Inc., a venture backed start-up company focused on applying modern computing to the 3D product design market. Prior to Onshape he was the Chief Executive of Cloud Switch, which was acquired by Verizon. He served as a director of SolidWorks Corporation, a wholly owned subsidiary of Dassault Systemes S.A. (Nasdaq: DASTY), from June 2000 to May 2008, and also served as its Chief Executive Officer from 2001 until June 2007. Mr. McEleney joined SolidWorks in 1996, serving in several capacities, including Chief Operating Officer and Vice President, Americas Sales. Prior to joining SolidWorks, Mr. McEleney held several key management positions at CAD software pioneer Computervision and at defense contractor Raytheon. Mr. McEleney also serves as a director of Newforma, a privately held software company. He holds a B.S. in Mechanical Engineering from the University of Rochester, an M.S. in Manufacturing Engineering from Boston University and an M.B.A. from Northeastern University.

Ziva Patir has served as our director since June 2013. Ms. Patir serves on the board of directors of ABRA, a public company providing IT services and IT consulting. She also serves on the board of directors of A. Luzon Real Estate & Finance, an investing and financing real-estate company. Ms. Patir serves as a consultant to governments on issues of strategy and compliance, risk-based regulatory enforcement activities, standardization and policy. Since 2022, she serves as the Chair of the Board of the HaBima National Theatre of Israel in Tel Aviv, Israel. Ms. Patir also serves as a member of the board of Lahav at Tel-Aviv University, the leading provider of executive education in Israel. Ms. Patir served as the Vice President of Standards, Policy and Sustainability for Better Place, an infrastructure electrical vehicles company providing technology design and service for switchable battery cars, a position that she held from 2008 until May 2013. From 2008 to 2010, she served as Chair of the Board of the Road Safety Authority (RSA) in Israel. From 1996 to 2008, Ms. Patir held the position of Director General of the Standard Institution of Israel (SII). From 2004 to 2008, Ms. Patir served as Vice President of the International Organization for Standardization (ISO), the world’s largest developer and publisher of international standards, as well as chair of the Technical Management Board, leading overall management of ISO technical work. From 1998 to 2000,

Ms. Patir was a member of the International Electrotechnical Commission Council Board. Ms. Patir is a Certified Quality Engineer and holds a B.Sc. in Chemistry from Tel-Aviv University and a M.Sc. in Chemistry/Polymer Science from the Weizmann Institute of Science.

David Reis has served as our director from June 2013 to the present time. For parts of that period, he served as our Vice Chairman of the Board, as an Executive Director and as a key member of the oversight committee of the Board, which guided our executive management during an interim period prior to the appointment of our current, permanent chief executive officer. Since 2017, Mr. Reis serves as Chairman at Enercon Technologies Ltd., Tuttnauer Ltd and Highcon Ltd. He also served as a Director of Objet from 2003 until the closing of the Stratasys-Objet merger. Mr. Reis served as the Stratasys Chief Executive Officer from March 2009 until June 30, 2016 (and, prior to the Stratasys-Objet merger, as Objet’s CEO). Previously, he served as Chief Executive Officer and President of NUR Macroprinters Ltd. (NURMF.PK), a wide format printer manufacturer that was acquired by HP, from February 2006 to March 2008. Prior to joining NUR, Mr. Reis served as the Chief Executive Officer and President of ImageID, an automatic identification and data capture solution provider, and of Scitex Vision (Nasdaq & TASE: SCIX), a developer and manufacturer of wide-format printers. Mr. Reis holds a B.A. in Economics and Management from the Technion-Israel Institute of Technology and an M.B.A. from the University of Denver. Reis is also a graduate of the Harvard Business School Advanced Management Program.

Michael Schoellhorn has served as our director since November 2020. Since February 2019 Mr. Schoellhorn has served as Airbus’ (Toulouse, France) Chief Operating Officer and a member of its Executive Committee. He has been a member of the Supervisory Board of Airbus Operations GmbH, Hamburg since 2019 and was appointed as its chairman in 2020. Prior to joining Airbus, Mr. Schoellhorn served as Chief Operating Officer and a member of the Management Board at BSH Home Appliances GmbH (Munich, Germany), a leading manufacturer of home appliances owned by the Robert Bosch Group (Stuttgart,Germany), from January 2015 until 2019. Prior to that, Mr. Schoellhorn started his career as a management trainee with Bosch in 1999 and held various operational senior management positions in the automotive sector of Robert Bosch GmbH — in the US, the Czech Republic, and Germany, until he was appointed Executive Vice President for Manufacturing and Quality in 2012. Mr. Schoellhorn studied at IMD Business School (Lausanne, Switzerland), Tepper School of Business (Pittsburgh, USA), Bosch-Carnegie-Institute (Pittsburgh, USA), and the Robert-Bosch-Kolleg (Stuttgart, Germany). He holds a degree in Mechanical Engineering and a PhD in Control Engineering, both from the Helmut Schmidt University. Mr. Schoellhorn served in the German armed forces, as an officer and a helicopter pilot, from 1984 until 1994. He is a member of the presidency of BDLI (the German aerospace industries association), and of the Baden Baden Entrepreneur Talks, a discussion forum for German business and political leaders.

Yair Seroussi has served as our director since July 2017. Mr. Seroussi has served as an independent director at DSP Group, Inc. (Nasdaq: DSPG) since February 2002. He serves as a Member of the Advisory Team at SkyFund, a leading mid-market Israeli private equity fund. He is a member of the Board of Governors of the Hebrew University, and Chairman of the Eli Hurvitz Strategic Management Institute at the Tel Aviv University. Mr. Seroussi served as chairman of the board of Bank Hapoalim from 2009 through 2016. Mr. Seroussi also served as the president of the Israeli Bank Association for four years. He served as a board member and as chairman of the audit committee of Bank Hapoalim from 1997 through 2002. Mr. Seroussi was the founder and head or Morgan Stanley Israel for 16 years. He was the founder and chairman of the Mustang Mezzanine Fund. He served as the chairman of the Investment Committee of Mivtachim, Israel’s largest pension fund, and was a member of various investments committees of private equity funds. Mr. Seroussi served as a director of Israel Corp and Frutarom Industries. Mr. Seroussi also served for over a decade in Israel’s Ministry of Finance, where he held several senior positions. Between the years 1988-199, he served as Head of the Office of the Ministry of Finance in the U.S. and Head of the Commodities Division in NY. In 1991-1992, Mr. Seroussi was a member of the team that created the Yozma Program that initiated the Venture Capital industry in Israel. He holds a Bachelor’s degree in Economics and Political Science from the Hebrew University.

Adina Shorr has served as our director since having been appointed by the Board in July 2018, and was re-elected by our shareholders at our 2018 annual general meeting of shareholders. Ms. Shorr has been the Chief Executive Officer of Scodix, a company that provides solutions to commercial printers, since September 2018. Prior to that time, she served as Chief Executive Officer and Chairman of the Board of Lucidlogix Technologies Ltd. from November 2013 to August 2018. Before that, Ms. Shorr had served as the Chief Executive Officer of CellGuide Ltd. (which was acquired by Lucidlogix) from October 2009 through October 2013. Ms. Shorr served as the Chief Executive Officer and President of Objet Ltd. (formerly known as Objet Geometries, Ltd.), one of the two predecessor companies to Stratasys Ltd., for a six-year period ending in March 2009, and also served as its President. She has extensive experience in leadership and management of technology, systems and solutions stemming from her over twenty-year career in the high-tech sector, both in the United States and Israel. She served as Corporate Vice President of Leaf Products at Creo Inc. from March 2000 to March 2003, where she initiated and led in 2000 the establishment of Leaf Products, a start-up for professional digital photography within Creo. Prior to that time, Ms. Shorr served for nine years at Scitex, four years of which she served as the President of the Scitex Input Division. Beginning in 1991, she worked in the United States for IBM in a sales support capacity and for Unisys in Program Management and was responsible for the management of the business facets of the Unisys Network Computing Division. Ms. Shorr has served as a director of Advanced Vision Technology Ltd. since June 2014 and was a director of Objet Geometries Ltd. and then Stratasys Ltd. from May 2012 to June 2013. Ms. Shorr holds an MBA and a BA, both with honors, from Michigan State University in East Lansing, Michigan.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions pursuant to Proposal 1 at the Meeting:

a.      RESOLVED, that the re-election of Mr. Dov Ofer as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

b.      RESOLVED FURTHER, that the re-election of Mr. S. Scott Crump as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

c.      RESOLVED FURTHER, that the re-election of Mr. John J. McEleney as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

d.      RESOLVED FURTHER, that the re-election of Ms. Ziva Patir as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of her successor, or until her earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

e.      RESOLVED FURTHER, that the re-election of Mr. David Reis as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

f.       RESOLVED FURTHER, that the re-election of Mr. Michael Schoellhorn as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

g.      RESOLVED FURTHER, that the re-election of Mr. Yair Seroussi as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

h.      RESOLVED FURTHER, that the re-election of Ms. Adina Shorr as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of her successor, or until her earlier resignation, replacement or removal, be, and hereby is, approved in all respects.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the re-election or election (as applicable) of directors. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the re-election or election of each nominee to serve as a director.

Board Recommendation

The Board recommends a vote “FOR” each of the foregoing resolutions re-electing Messrs. Ofer, Crump, McEleney, Reis, Schoelhorn and Seroussi, and Mses. Patir and Shorr, as directors of Stratasys Ltd.

PROPOSAL 2
ADOPTION OF 2022 SHARE Incentive Plan

Background

Under the Nasdaq Listing Rules, a company such as the Company with its shares listed on Nasdaq is required to seek approval for the adoption of, or material amendment to, an equity compensation plan under which employees, officers and directors may receive equity in the Company.

Our compensation committee, Board and our management all believe that the effective use of share-based long-term incentive compensation is vital to our continued ability to recruit, hire and retain the individuals required to successfully execute our business plans and achieve strong performance in the future by providing a direct link between compensation and long-term shareholder value creation. Our existing 2012 Omnibus Equity Incentive Plan (the “2012 Plan”), which became effective at the effective time of the Stratasys, Inc.- Objet Ltd. merger in December 2012, expires after September 16, 2022, ten years from the date on which the 2012 Plan was approved by our shareholders. After that time, no additional grants may be made under the 2012 Plan, but outstanding grants under that plan will continue to be governed by the terms of that plan. In order to enable our Company to continue to achieve the foregoing goals related to share-based long-term incentive compensation after the expiration of the 2012 Plan, our compensation committee and our Board have adopted, subject to the approval of our shareholders at the Meeting, the Stratasys Ltd. 2022 Share Incentive Plan (the “2022 Plan”). If approved by our shareholders at the Meeting, the 2022 Plan will become effective immediately. We have provided a summary of the material terms of the 2022 Plan below. The summary is provided for convenience only, and does not contain all information about the 2022 Plan. A copy of the complete text of the 2022 Plan is appended to this proxy statement as Appendix A, and the following description of the 2022 Plan is qualified in its entirety by reference to the full text of the 2022 Plan.

Summary of 2022 Share Incentive Plan

Under the 2022 Plan, we may grant equity-based incentive awards to attract, motivate and retain the talent for which we compete. Following the adoption of the 2022 Plan, we will no longer grant any awards under the 2012 Plan, though previously granted awards under the 2012 Plan will remain outstanding and will still be governed by the terms of the 2012 Plan.

Authorized Shares.    Upon its effectiveness, the 2022 Plan will have a total of 1,574,000 ordinary shares reserved and initially available for issuance, consisting of 1,296,494 newly authorized shares and 277,506 shares that will be rolled over from the 2012 Plan, which were already approved for issuance by our shareholders at previous annual general meetings (which shares will be unused under the 2012 Plan as of its expiration on September 16, 2022). Out of that initial pool of shares, the number of ordinary shares that may be issued upon the exercise of incentive stock options (within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”)) (“Incentive Stock Options”) is capped at 1,574,000.

In addition to the foregoing 1,574,000 ordinary shares initially available under the 2022 Plan, up to 5,432,789 ordinary shares that underlie outstanding awards under the 2012 Plan (and which were also already approved for issuance under the 2012 Plan by our shareholders at previous annual general meetings), may, (i) if the related award expires or is canceled, terminated, forfeited, repurchased or settled in cash in lieu of issuance of shares, for any reason, without having been exercised, or (ii) if permitted by us, if are tendered to pay (x) the exercise price of an award or (y) withholding tax obligations, will, in any such case, become available for issuance under the 2022 Plan. Similarly, ordinary shares from among the initial 1,574,000 shares reserved under the 2022 Plan that become subject to an award and are ultimately not issued (for any of the foregoing reasons) will become available once again under the 2022 Plan.

In keeping with the recommendation of institutional shareholder and proxy advisory groups, the 2022 Plan does not contain an “evergreen” provision that provides for an automatic annual increase in the number of ordinary shares available under the plan. Instead, we will request shareholder approval for any increase in the pool of shares available under the 2022 Plan.

Administration.    A duly authorized committee of our Board (which, based on prior authorization by our Board, is our compensation committee), or, in the absence of any such committee, the Board itself, will administer the 2022 Plan. Under the 2022 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2022 Plan and any award agreements or awards granted thereunder, designate recipients of awards, determine and amend the terms of awards and take all actions and make all other determinations necessary for the administration of the 2022 Plan.

Eligibility.    The 2022 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Israeli Tax Ordinance (the “Ordinance”) and Section 3(i) of the Ordinance, and, for awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes, Section 422 of the Code and Section 409A of the Code.

Awards.    The 2022 Plan provides for the grant of share options (including Incentive Stock Options and nonqualified stock options), ordinary shares, restricted shares, restricted share units and other share-based awards to employees, directors, officers, consultants, advisors and any other persons or entities who provides services to the company or any parent, subsidiary or affiliate thereof, subject to the terms and conditions of the 2022 Plan. Options granted under the 2022 Plan to our employees who are U.S. residents may qualify as Incentive Stock Options, or may be non-qualified stock options.

Grant and Exercise.    All awards granted pursuant to the 2022 Plan will be evidenced by an award agreement in a form approved, from time to time, by the administrator in its sole discretion. Unless otherwise determined by the administrator and stated in the award agreement, and subject to the conditions of the 2022 Plan, awards vest and become exercisable under the following schedule: 25% of the shares covered by the award, on the first anniversary of the vesting commencement date determined by the administrator (and in the absence of such determination, the date on which such award was granted), and 6.25% of the shares covered by the award at the end of each subsequent three-month period thereafter over the course of the following three years; provided that the grantee remains continuously as an employee or provides services to the Company throughout such vesting dates. The exercise period of an award will be ten years from the date of grant of the award, unless otherwise determined by the administrator and stated in the award agreement.

Termination of Employment.    In the event of termination of a grantee’s employment or service with the Company or any of its affiliates (including by reason of death, disability or retirement), different rules apply as to the length of time during which all vested and exercisable awards held by such grantee as of the date of termination may be exercised after such date of termination. In the case of termination due to death during employment or service for the Company or any of its affiliates, or within the three month period (or such longer period of time as determined by the Board, in its discretion) after the date of termination, any outstanding awards shall automatically vest (to the extent not yet vested).

Any awards which are unvested as of the date of such termination (other than in the case of death, as described above) or which are vested but not then exercised within the applicable period following such date, will terminate and the shares covered by such awards shall again be available for issuance under the 2022 Plan.

Notwithstanding any of the foregoing, if a grantee’s employment or services with us or any of our affiliates is terminated for “cause” (as defined in the 2022 Plan), all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination and the shares covered by such awards shall again be available for issuance under the 2022 Plan. In the case of termination for cause, any shares issued upon exercise or (if applicable) vesting of awards, shall be deemed to be irrevocably offered for sale to us.

Adjustments due to Transactions.    The 2022 Plan provides for appropriate adjustments to be made to the plan and to outstanding awards under the plan in the event of a share split, reverse share split, share dividend, distribution, recapitalization, combination, reclassification of our shares, consolidation, reorganization, extraordinary cash dividend or other similar occurrences.

In the event of a sale of all, or substantially all, of our ordinary shares or assets, a merger, consolidation amalgamation or similar transaction, or certain changes in the composition of the board of directors, or liquidation or dissolution, or such other transaction or circumstances that the Board determines to be a relevant transaction, then without the consent of the grantee, the administrator may make any determination as to the treatment of outstanding awards.

Amendment and Termination.    The Board may suspend, terminate, modify or amend the 2022 Plan at any time; provided that no termination or amendment of the 2022 Plan shall affect any then outstanding award unless expressly provided by the board. Shareholder approval of any amendment to the 2022 Plan will be obtained to the extent necessary to comply with applicable law. The administrator at any time and from time to time may modify or amend any award theretofore granted under the 2022 Plan, including any award agreement, whether retroactively or prospectively.

Limitation on Option/Other Award Repricing.    Consistent with our prior undertaking under the 2012 Plan to refrain from repricing options under that plan (which we undertook prior to our 2018 annual general meeting of shareholders), the 2022 Plan, as well, generally does not allow us to reprice options that we grant under the plan. In keeping with the recommendation of institutional shareholder and proxy advisory groups, however, the 2022 Plan does allow us to cancel an existing award and replace it with another award (even with a lower exercise price) if the aggregate value of the new award (as determined under the Black-Scholes methodology or other valuation methodology chosen by the compensation committee) does not exceed that of the award being canceled. That could be accomplished, for example, through the grant of a substitute award for a lesser number of shares with a lower exercise price. Similarly, the exercise price per share of an existing award may be reduced by the compensation committee by the amount of a dividend that we declare on our ordinary shares while the award is outstanding. That would enable a grantee to benefit from a dividend that we declare and that all of our shareholders receive.

By adopting the 2022 Plan and reserving 1,296,494 newly authorized shares for issuance under it (in addition to shares being carried over from the 2012 Plan, which were previously approved by our shareholders), we believe that we will have the flexibility to continue to provide equity incentives in amounts determined appropriate by the compensation committee, our Board, and our management, for an anticipated period of approximately one year. After that time, we will request shareholder approval for further reservation of shares under the 2022 Plan. If this proposal is not approved by our shareholders, we will not have the ability to fund any additional awards following the expiration of the 2012 Plan on September 16, 2022.

Total Dilution Under Equity Incentive Plans

The following table presents equity incentive data for our Company on a prospective basis, as of the date of the Meeting, assuming the adoption of the 2022 Plan pursuant to this Proposal 2 (at which time the 2022 Plan will go into effect and the 2012 Plan will no longer be available for further grants):

Aggregate Number of Shares Underlying Outstanding Awards (Under 2012 Plan)	Shares Reserved for Future Grants (Under 2022 Plan)	Aggregate Number of Shares Underlying Outstanding Awards + Reserved for Future Grant	Aggregate Number of Shares Outstanding on Fully-Diluted Basis	Potential Dilution Percentage Constituted by Shares Under Equity Incentive Plans*
5,432,789	1,574,000**	7,006,789	73,750,590***	9.50%

____________

*        Does not include ordinary shares that may be purchased by our shareholders under our 2021 Employee Share Purchase Plan.

**      Consists of (i) 1,296,494 newly authorized shares for the 2022 Plan plus (ii) 277,506 shares rolled over from the 2012 Plan.

***    Based on 66,743,801 outstanding ordinary shares in mid-July 2022. As of August 1, 2022, the total number of ordinary shares outstanding had increased to 66,750,931.

As the above table shows, even after the addition of 1,296,494 newly authorized shares to the 277,506 shares that will be rolled over from the 2012 Plan (for an aggregate initial pool of 1,574,000 shares under the 2022 Plan), the aggregate number of shares that are (i) subject to outstanding awards under the 2012 Plan, plus (ii) available for issuance pursuant to future awards under the 2022 Plan, will not exceed 10% of 73,750,590, which constitutes the total of our outstanding number of ordinary shares on a fully diluted basis (as of mid-July 2022). Therefore, we will not exceed the limit recommended by institutional shareholder groups and proxy advisory groups on this matter.

On September 3, 2013, March 4, 2020, March 1, 2021, and February 24, 2022, we filed registration statements on Form S-8 to register the issuance of ordinary shares granted or to be granted under the 2012 Plan. Assuming shareholder approval of this Proposal 2, we intend to file a registration statement on Form S-8 to register the issuance of ordinary shares underlying awards to be granted under the 2022 Plan.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 2 at the Meeting:

RESOLVED, that the Stratasys 2022 Share Incentive Plan (a copy of which is attached as Appendix A to the Company’s proxy statement for the Meeting), under which an initial 1,574,000 ordinary shares will be reserved for issuance, consisting of (i) 1,296,494 newly authorized shares, plus (ii) 277,506 shares rolled over from the Stratasys 2012 Omnibus Equity Incentive Plan, be, and hereby is, adopted and approved in all respects, effective as of the date of adoption by the Company’s shareholders of this resolution.

Required Vote

The approval of the adoption of the 2022 Plan pursuant to this Proposal 2 requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal (which excludes abstentions and broker non-votes).

Board Recommendation

The Board recommends that the shareholders vote “FOR” the foregoing resolution approving the adoption of the 2022 Plan pursuant to this Proposal 2.

PROPOSAL 3
RE-APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND APPROVAL OF ITS ANNUAL REMUNERATION

Background

At the Meeting, and upon the recommendation of the audit committee of the Board, our shareholders will be asked to approve the reappointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm (the “Auditors”), to continue to serve as our independent auditors for the year ending December 31, 2022 and until our next annual general meeting of shareholders, and to authorize our Board (upon recommendation of the audit committee of the Board) to fix their remuneration. The Auditors have no relationship with us or with any of our affiliates, except as auditors.

The following table sets forth, for the years ended December 31, 2021 and 2020, the fees billed to us and our subsidiaries by the Auditors:

	Year ended December 31,
	2021	2020
Audit fees(1)	$793,200	$862,700
Audit-related fees(2)	18,750	35,000
Tax fees(3)	123,500	55,000
All other fees(4)	18,300	1,800
Total	$953,750	$954,500

____________

(1)      Audit fees consist of fees for professional services rendered by our principal accountant in connection with the audit of our consolidated annual financial statements and services that would normally be provided by our principal accountant in connection with statutory and regulatory filings or engagements.

(2)      The audit-related fees for the year ended December 31, 2021 and 2020 were for due diligence related to acquisitions.

(3)      Tax fees are fees for services rendered by our principal accountant in connection with tax compliance, tax planning and tax advice.

(4)      All other fees are fees for other consulting services (if any) rendered by our principal accountant to us.

Audit Committee’s Pre-Approval Policies and Procedures

Our audit committee follows pre-approval policies and procedures for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to those policies and procedures, which are designed to assure that such engagement does not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent accountants.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 5 at the Meeting:

RESOLVED, that Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, be, and hereby is, re-appointed as the independent auditor of the Company for the year ending December 31, 2022 and for the additional period until the Company’s next annual general meeting of shareholders, and that the Board, upon recommendation of the audit committee, be, and hereby is, authorized to fix its remuneration.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the re-appointment of the Auditors as our independent auditors and authorization of our Board, upon recommendation of the audit committee, to fix their remuneration. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of this Proposal 3.

Board Recommendation

The Board recommends that the shareholders vote FOR approval of the foregoing resolution re-appointing the Auditors as our independent auditors for the year ending December 31, 2022.

CONSIDERATION OF FINANCIAL STATEMENTS

A copy of our audited consolidated financial statements for the fiscal year ended December 31, 2021 are included in our 2021 Annual Report (on Form 20-F), which we filed with the SEC on February 24, 2022. You may read and print that report without charge at the SEC’s website at www.sec.gov. That report is not a part of this proxy statement. We will hold a discussion with respect to those financial statements at the Meeting. That discussion will not require or otherwise involve a vote of our shareholders.

ADDITIONAL INFORMATION

Our 2021 Annual Report, which was filed with the SEC on February 24, 2022 is available for viewing and download on the SEC’s website at www.sec.gov as well as under the Investor Relations section of our website at www.stratasys.com. In addition, on August 8, 2022, we issued a press release and furnished a related Form 6-K publishing the notice of the Meeting. Shareholders may obtain a copy of these documents without charge at www.stratasys.com.

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that we are subject to those proxy rules.

Rehovot, Israel
August 8, 2022

Appendix A

_______________________________________ STRATASYS LTD. 2022 Share Incentive Plan _______________________________________

Unless otherwise defined, capitalized terms used herein shall have the meaning ascribed to them in Section 2 hereof.

1.           PURPOSE; TYPES OF AWARDS; CONSTRUCTION.

1.1.        Purpose. The purpose of this 2022 Share Incentive Plan (as amended, this “Plan”) is to afford an incentive to Service Providers of Stratasys Ltd., an Israeli company (together with any successor company thereto, the “Company”), or any Affiliate of the Company, which now exists or hereafter is organized or acquired by the Company or its Affiliates, to continue as Service Providers, to increase their efforts on behalf of the Company or its Affiliates and to promote the success of the Company’s business, by providing such Service Providers with opportunities to acquire a proprietary interest in the Company via the issuance of Shares, restricted Shares (“Restricted Shares”), Options, Restricted Share Units (“RSUs”), share appreciation rights and other Share-based Awards pursuant to Sections 11 through 13 of this Plan.

1.2.        Types of Awards. This Plan is intended to enable the Company to issue Awards under various tax regimes, including:

(i)          pursuant and subject to the provisions of Section 102 of the Ordinance (or the corresponding provision of any subsequently enacted statute, as amended from time to time), and all regulations and interpretations adopted by any competent authority, including the Israel Tax Authority (the “ITA”), including the Income Tax Rules (Tax Benefits in Stock Issuance to Employees) 5763-2003 or such other rules so adopted from time to time (the “Rules”) (such Awards that are intended to be (as set forth in the Award Agreement) and which qualify as such under Section 102 of the Ordinance and the Rules, “102 Awards”);

(ii)         pursuant to Section 3(i) of the Ordinance or the corresponding provision of any subsequently enacted statute, as amended from time to time (such Awards, “3(i) Awards”);

(iii)        Incentive Stock Options, within the meaning of Section 422 of the Code, or the corresponding provision of any subsequently enacted United States federal tax statute, as amended from time to time, to be granted to Employees who are deemed to be residents of the United States, for purposes of taxation, or are otherwise subject to U.S. Federal income tax (such Awards that are intended to be (as set forth in the Award Agreement) and which qualify as an incentive stock option within the meaning of Section 422(b) of the Code, “Incentive Stock Options”);

(iv)        Options not intended to be (as set forth in the Award Agreement) or which do not qualify as, Incentive Stock Options (“Nonqualified Stock Options”)

(v)         Share appreciation rights; and

(vi)        Restricted Shares, RSUs and other forms of Share-based Awards.

In addition to the issuance of Awards under the relevant tax regimes in the United States of America and the State of Israel, and without derogating from the generality of Section 25, this Plan contemplates issuances to Grantees in other jurisdictions or under other tax regimes with respect to which the Committee is empowered, but is not required, to make the requisite adjustments in this Plan and set forth the relevant conditions in an appendix to this Plan or in the Company’s agreement with the Grantee in order to comply with the requirements of such other tax regimes.

1.3.        Construction. To the extent any provision herein conflicts with the conditions of any relevant tax law, rule or regulation which are relied upon for tax relief in respect of a particular Award to a Grantee, the Committee is empowered, but is not required, hereunder to determine that the provisions of such law, rule or regulation shall prevail over those of this Plan and to interpret and enforce such prevailing provisions. With respect to 102 Awards, if and to the extent any action or the exercise or application of any provision hereof or authority granted hereby is conditioned or subject to obtaining a ruling or tax determination from the ITA, to the extent required by Applicable Law, then the taking of any such action or the exercise or application of such section or authority with respect to 102 Awards shall be conditioned upon obtaining such ruling or tax determination, and, if obtained, shall be subject to any condition set forth therein; it being clarified that there is no obligation to apply for any such ruling or tax determination (which shall be in the sole discretion of the Committee) and no assurance is made that if applied any such ruling or tax determination will be obtained (or the conditions thereof).

2.           DEFINITIONS.

2.1.        Terms Generally. Except when otherwise indicated by the context, (i) the singular shall include the plural and the plural shall include the singular; (ii) any pronoun shall include the corresponding masculine, feminine and neuter forms; (iii) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, restated, supplemented or otherwise modified (subject to any restrictions on such amendments, restatements, supplements or modifications set forth therein or herein), (iv) references to any law, constitution, statute, treaty, regulation, rule or ordinance, including any section or other part thereof shall refer to it as amended from time to time and shall include any successor thereof, (v) reference to a “company” or “entity” shall include a, partnership, corporation, limited liability company, association, trust, unincorporated organization, or a government or agency or political subdivision thereof, and reference to a “person” shall mean any of the foregoing or an individual, (vi) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Plan in its entirety, and not to any particular provision hereof, (vii) all references herein to Sections shall be construed to refer to Sections to this Plan; (viii) the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; and (ix) use of the term “or” is not intended to be exclusive.

2.2.        Defined Terms. The following terms shall have the meanings ascribed to them in this Section 2:

2.3.        “Affiliate” shall mean, (i) with respect to any person, any other person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such person (with the term “control” or “controlled by” within the meaning of Rule 405 of Regulation C under the Securities Act), including, without limitation, any Parent or Subsidiary, or (ii) Employer.

2.4.        “Applicable Law” shall mean any applicable law, rule, regulation, statute, pronouncement, policy, interpretation, judgment, order or decree of any federal, provincial, state or local governmental, regulatory or adjudicative authority or agency, of any jurisdiction, and the rules and regulations of any stock exchange, over-the-counter market or trading system on which the Company’s shares are then traded or listed.

2.5.        “Award” shall mean any issuance of Shares or Restricted Shares, Options, RSUs, share appreciation rights and other Share-based Awards granted under this Plan.

2.6.        “Board” shall mean the Board of Directors of the Company.

2.7.        “Change in Board Event” shall mean any time at which individuals who, as of the Effective Date, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company’s shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board.

2.8.        “Code” shall mean the United States Internal Revenue Code of 1986, and any applicable regulations promulgated thereunder, all as amended.

2.9.        “Committee” shall mean a committee established or appointed by the Board to administer this Plan, subject to Section 3.1.

2.10.      “Companies Law” shall mean the Israel Companies Law, 5759-1999, and the regulations promulgated thereunder, all as amended from time to time.

2.11.      “Controlling Shareholder” shall have the meaning set forth in Section 32(9) of the Ordinance.

2.12.      “Disability” shall mean (i) the inability of a Grantee to engage in any substantial gainful activity or to perform the major duties of the Grantee’s position with the Company or its Affiliates by reason of any medically determinable physical or mental impairment which has lasted or can be expected to last for a continuous period of not less than 12 months (or such other period as determined by the Committee), as determined by a qualified doctor acceptable to the Company, (ii) if applicable, a “permanent and total disability” as defined in Section 22(e)(3) of the Code or Section 409A(a)(2)(c)(i) of the Code, as amended from time to time, or (iii) as defined in a policy of the Company that the Committee deems applicable to this Plan, or that makes reference to this Plan, for purposes of this definition.

2.13.      “Employee” shall mean any person treated as an employee (including an officer or a director who is also treated as an employee) in the records of the Company or any of its Affiliates (and in the case of 102 Awards, subject to Section 9.3 or in the case of Incentive Stock Options, who is an employee for purposes of Section 422 of the Code); provided, however, that neither service as a director nor payment of a director’s fee shall be sufficient to constitute employment for purposes of this Plan. The Company shall determine in good faith and in the exercise of its discretion whether an individual has become or has ceased to be an Employee and the effective date of such individual’s employment or termination of employment, as the case may be. For purposes of a person’s rights, if any, under this Plan as of the time of the Company’s determination, all such determinations by the Company shall be final, binding and conclusive, notwithstanding that the Company or any court of law or governmental agency subsequently makes a contrary determination.

2.14.      “Employer” means, for purpose of a 102 Trustee Award, the Company or an Affiliate, Subsidiary or Parent thereof, which is an “employing company” within the meaning and subject to the conditions of Section 102(a) of the Ordinance.

2.15.      “employment”, “employed” and words of similar import shall be deemed to refer to the employment of Employees or to the services of any other Service Provider, as the case may be.

2.16.      “Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended, and all regulations, guidance and other interpretative authority issued thereunder.

2.17.      “exercise,” “exercised” and words of similar import, when referring to an Award that does not require exercise or that is settled upon vesting (such as may be the case with RSUs or Restricted Shares, if so determined in their terms), shall be deemed to refer to the vesting of such an Award (regardless of whether or not the wording included reference to vesting of such an Awards explicitly).

2.18.      “Exercise Period” shall mean the period, commencing on the date of grant of an Award, during which an Award shall be exercisable, subject to any vesting provisions thereof (including any acceleration thereof, if any) and subject to the termination provisions hereof.

2.19.      “Exercise Price” shall mean the exercise price for each Share covered by an Option or the purchase price for each Share covered by any other Award.

2.20.      “Fair Market Value” shall mean, as of any date, the value of a Share or other securities, property or rights as determined by the Board, in its discretion, subject to the following: (i) if, on such date, the Shares are listed on any securities exchange, the closing sales price per Share at which the Shares are principally traded on such date, or if no sale occurred on such date, the last day preceding such date on which a sale occurred, as reported in The Wall Street Journal or such other source as the Company deems reliable; (ii) if, on such date, the Shares are then quoted in an over-the-counter market, the average of the closing bid and asked prices for the Shares in that market on such date, or if there are no bid and asked prices on such date, on the last day preceding such date on which there are bid and asked prices, as reported in The Wall Street Journal or such other source as the Company deems reliable; or (iii) if, on such date, the Shares are not then listed on a securities exchange or quoted in an over-the-counter market, or in case of any other securities, property or rights, such value as the Committee, in its sole discretion, shall determine, with full authority to determine the method for making such determination and which determination shall be conclusive and binding on all parties, and shall be made after such consultations with outside legal, accounting and other experts as the Committee may deem advisable; provided, however, that, if applicable, the Fair Market Value of the Shares shall be determined in a manner that is intended to satisfy the applicable requirements of and subject to Section 409A of the Code, and with respect to Incentive Stock Options, in a manner that is intended to satisfy the applicable requirements of and subject to Section 422 of the Code, subject to Section 422(c)(7) of the Code. The Committee shall maintain a written record of its method of determining such value. If the Shares are listed or quoted on more than one established stock exchange or over-the-counter market, the Committee shall determine which is the principal exchange or market and utilize the price of the Shares on that exchange or market (determined as per the method described in clauses (i) or (ii) above, as applicable) for the purpose of determining Fair Market Value.

2.21.      “Grantee” shall mean a person who has been granted an Award(s) under this Plan.

2.22.      “Option” shall mean a grant of options to purchase Shares, including, for the avoidance of doubt, Incentive Stock Options and Nonqualified Stock Options.

2.23.      “Ordinance” shall mean the Israeli Income Tax Ordinance (New Version) 5271-1961, and the regulations and rules (including the Rules) promulgated thereunder, all as amended from time to time.

2.24.      “Parent” shall mean any company (other than the Company), which now exists or is hereafter organized, (i) in an unbroken chain of companies ending with the Company if, at the time of granting an Award, each of the companies (other than the Company) owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other companies in such chain, or (ii) if applicable and for purposes of Incentive Stock Options, that is a “parent corporation” of the Company, as defined in Section 424(e) of the Code.

2.25.      “Retirement” shall mean a Grantee’s retirement pursuant to Applicable Law or in accordance with the terms of any tax-qualified retirement plan maintained by the Company or any of its Affiliates in which the Grantee participates or is subject to.

2.26.      “Securities Act” shall mean the U.S. Securities Act of 1933, and the rules and regulations promulgated thereunder, all as amended from time to time.

2.27.      “Service Provider” shall mean an Employee, director, officer, consultant, advisor and any other person or entity who provides services to the Company or any Parent, Subsidiary or other Affiliate thereof. Service Providers shall include prospective Service Providers to whom Awards are granted in connection with written offers of an employment or other service relationship with the Company or any Parent, Subsidiary or any other Affiliates thereof, provided, however, that such employment or service shall have actually commenced. Notwithstanding the foregoing, unless otherwise determined by the Committee, each Service Provider shall be an “employee” as defined in the General Instructions to Form S-8 Registration Statement under the Securities Act (or any successor form thereto) at the time the Award is granted to the Service Provider.

2.28.      “Share(s)” shall mean Ordinary Share(s), NIS 0.01 par value per share, of the Company (including Ordinary Shares resulting or issued as a result of share split, reverse share split, bonus shares, combination or other recapitalization events), or shares of such other class of shares of the Company as shall be designated by the Board in respect of the relevant Award(s). “Shares” include any securities or property issued or distributed with respect thereto.

2.29.      “Subsidiary” shall mean any company (other than the Company), which now exists or is hereafter organized or acquired by the Company, (i) in an unbroken chain of companies beginning with the Company if, at the time of granting an Award, each of the companies other than the last company in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other companies in such chain, or (ii) if applicable and for purposes of Incentive Stock Options, that is a “subsidiary corporation” of the Company, as defined in Section 424(f) of the Code.

2.30.     “tax(es)” shall mean (a) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all income, capital gains, alternative or add-on minimum, transfer, value added tax, real and personal property, withholding, payroll, employment, escheat, social security, disability, national security, health tax, wealth surtax, stamp, registration and estimated taxes, customs duties, fees, assessments and charges of any similar kind whatsoever (including under Section 280G of the Code) or other tax of any kind whatsoever, (b) all interest, indexation differentials, penalties, fines, additions to tax or additional amounts imposed by any taxing authority in connection with any item described in clause (a), (c) any transferee or successor liability in respect of any items described in clauses (a) or (b) payable by reason of contract, assumption, transferee liability, successor liability, operation of Applicable Law, or as a result of any express or implied obligation to assume Taxes or to indemnify any other person, and (d) any liability for the payment of any amounts of the type described in clause (a) or (b) payable as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate or other group for any taxable period, including under U.S. Treasury Regulations Section 1.1502-6(a) (or any predecessor or successor thereof of any analogous or similar provision under Applicable Law) or otherwise.

2.31.      “Ten Percent Shareholder” shall mean a Grantee who, at the time an Award is granted to the Grantee, owns shares possessing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company or any Parent or Subsidiary, within the meaning of Section 422(b)(6) of the Code.

2.32.      “Trustee” shall mean the trustee appointed by the Committee to hold the Awards (and, in relation with 102 Trustee Awards, approved by the ITA), if so appointed.

2.33.      Other Defined Terms. The following terms shall have the meanings ascribed to them in the Sections set forth below:

Term	Section
102 Awards	1.2(i)
102 Capital Gains Track Awards	9.1
102 Non-Trustee Awards	9.2
102 Ordinary Income Track Awards	9.1
102 Trustee Awards	9.1
3(i) Awards	1.2(ii)
Award Agreement	6
Cause	6.6.4.4
Company	1.1
Effective Date	24.1
Election	9.2
Eligible 102 Grantees	9.3.1
Incentive Stock Options	1.2(iii)
Information	16.4
ITA	1.1(i)
Merger/Sale	14.2
Nonqualified Stock Options	1.2(iv)
Plan	1.1
Prior Plan(s)	5.2
Pool	1.1
Recapitalization	14.1
Required Holding Period	9.5
Restricted Period	11.2
Restricted Share Agreement	11
Restricted Share Unit Agreement	12
Restricted Share	1.1
RSUs	1.1
Rules	1.1(i)
Securities	17.1
Successor Corporation	14.2.1
Withholding Obligations	18.5

3.           ADMINISTRATION.

3.1.        To the extent permitted under Applicable Law, the Company’s Amended and Restated Articles of Association (as may be amended and supplemented from time to time, the “Articles of Association”) and any other governing document of the Company, this Plan shall be administered by the Committee. In the event that the Board does not appoint or establish a committee to administer this Plan, this Plan shall be administered by the Board and, accordingly, any and all references herein to the Committee shall be construed as references to the Board. In the event that an action necessary for the administration of this Plan is required under Applicable Law to be taken by the Board without the right of delegation, or if such action or power was explicitly reserved by the Board in appointing, establishing and empowering the Committee, then such action shall be so taken by the Board. In any such event, all references herein to the Committee shall be construed as references to the Board. Even if such a Committee was appointed or established, the Board may take any actions that are stated to be vested in the Committee, and shall not be restricted or limited from exercising all rights, powers and authorities under this Plan or Applicable Law.

3.2.        The Board shall appoint the members of the Committee, may from time to time remove members from, or add members to, the Committee, and shall fill vacancies in the Committee, however caused, provided that the composition of the Committee shall at all times be in compliance with any mandatory requirements of Applicable Law, the Articles of Association and any other governing document of the Company. The Committee may select one of its members as its Chairman and shall hold its meetings at such times and places as it shall determine. The Committee may appoint a Secretary, who shall keep records of its meetings, and shall make such rules and regulations for the conduct of its business as it shall deem advisable and subject to mandatory requirements of Applicable Law.

3.3.        Subject to the terms and conditions of this Plan, any mandatory provisions of Applicable Law and any provisions of any Company policy required under mandatory provisions of Applicable Law, and in addition to the Committee’s powers contained elsewhere in this Plan, the Committee shall have full authority, in its discretion, from time to time and at any time, to determine any of the following, or to recommend to the Board any of the following if it is not authorized to take such action according to Applicable Law:

(i)          eligible Grantees,

(ii)         grants of Awards and setting the terms and provisions of Award Agreements (which need not be identical) and any other agreements or instruments under which Awards are made, including, the number of Shares underlying each Award and the class of Shares underlying each Award (if more than one class was designated by the Board),

(iii)        the time or times at which Awards shall be granted,

(iv)        the terms, conditions and restrictions applicable to each Award (which need not be identical) and any Shares acquired upon the exercise or (if applicable) vesting thereof, including, (1) designating Awards under Section 1.2; (2) the vesting schedule, the acceleration thereof and terms and conditions upon which Awards may be exercised or become vested, (3) the Exercise Price, (4) the method of payment for Shares purchased upon the exercise or (if applicable) vesting of the Awards, (5) the method for satisfaction of any tax withholding obligation arising in connection with the Awards or such Shares, including by the withholding or delivery of Shares, (6) the time of the expiration of the Awards, (7) the effect of the Grantee’s termination of employment with the Company or any of its Affiliates, and (8) all other terms, conditions and restrictions applicable to the Award or the Shares not inconsistent with the terms of this Plan,

(v)         to accelerate, continue, extend or defer the exercisability of any Award or the vesting thereof, including with respect to the period following a Grantee’s termination of employment or other service,

(vi)        the interpretation of this Plan and any Award Agreement and the meaning, interpretation and applicability of terms referred to in Applicable Law,

(vii)       policies, guidelines, rules and regulations relating to and for carrying out this Plan, and any amendment, supplement or rescission thereof, as it may deem appropriate,

(viii)      to adopt supplements to, or alternative versions of, this Plan, including, without limitation, as it deems necessary or desirable to comply with the laws of, or to accommodate the tax regime or custom of, foreign jurisdictions whose citizens or residents may be granted Awards,

(ix)        the Fair Market Value of the Shares or other securities, property or rights,

(x)         the tax track (capital gains, ordinary income track or any other track available under the Section 102 of the Ordinance) for the purpose of 102 Awards,

(xi)        the authorization and approval of conversion, substitution, cancellation or suspension under and in accordance with this Plan of any or all Awards or Shares,

(xii)       unless otherwise provided under the terms of this Plan, the amendment, modification, waiver or supplement of the terms of any outstanding Award (including reducing the Exercise Price of an Award), provided, however, that if such amendments increase the Exercise Price of an Award or reduce the number of Shares underlying an Award, then such amendments shall require the consent of the applicable Grantee, unless such amendment is made pursuant to the exercise of rights or authorities in accordance with Sections 3.3(xiii), 14 or 25,

(xiii)      without limiting the generality of the foregoing, and subject to the provisions of Applicable Law, to grant to a Grantee, who is the holder of an outstanding Award, in exchange for the cancellation of such Award, a new Award exercisable for a reduced number of Shares having an Exercise Price lower than that provided in the Award so canceled and containing such other terms and conditions as the Committee may prescribe in accordance with the provisions of this Plan, provided that the aggregate value of the new Award (as determined under the Black-Scholes methodology or other methodology applied by the Committee) shall not exceed that of the Award being canceled,

(xiv)      to correct any defect, supply any omission or reconcile any inconsistency in this Plan or any Award Agreement and all other determinations and take such other actions with respect to this Plan or any Award as it may deem advisable to the extent not inconsistent with the provisions of this Plan or Applicable Law, and

(xv)       any other matter which is necessary or desirable for, or incidental to, the administration of this Plan and any Award thereunder.

3.4.        The authority granted hereunder includes the authority to modify Awards to eligible individuals who are foreign nationals or are individuals who are employed outside the State of Israel or the United States of America, and to recognize differences in local law, tax policy or custom, in order to effectuate the purposes of this Plan but without amending this Plan.

3.5.        The Board and the Committee shall be free at all times to make such determinations and take such actions as they deem fit. The Board and the Committee need not take the same action or determination with respect to all Awards, with respect to certain types of Awards, with respect to all Service Providers or any certain type of Service Providers and actions and determinations may differ as among the Grantees, and as between the Grantees and any other holders of securities of the Company.

3.6.        All decisions, determinations, and interpretations of the Committee, the Board and the Company under this Plan shall be final and binding on all Grantees (whether before or after the issuance of Shares pursuant to Awards), unless otherwise determined by the Committee, the Board or the Company, respectively. The Committee shall have the authority (but not the obligation) to determine the interpretation and applicability of Applicable Law to any Grantee or any Awards. No member of the Committee or the Board shall be liable to any Grantee for any action taken or determination made in good faith with respect to this Plan or any Award granted hereunder.

3.7.        Any officer or authorized signatory of the Company shall have the authority to act on behalf of the Company with respect to any matter, right, obligation, determination or election which is the responsibility of or which is allocated to the Company herein, provided such person has apparent authority with respect to such matter, right, obligation, determination or election. Such person or authorized signatory shall not be liable to any Grantee for any action taken or determination made in good faith with respect to this Plan or any Award granted hereunder.

4.           ELIGIBILITY.

Awards may be granted to Service Providers of the Company or any Affiliate thereof, taking into account, at the Committee’s discretion and without an obligation to do so, the qualification under each tax regime pursuant to which such Awards are granted, subject to the limitation on the granting of Incentive Stock Options set forth in Section 8.1. A person who has been granted an Award hereunder may be granted additional Awards, if the Committee shall so determine, subject to the limitations herein. However, eligibility in accordance with this Section 4 shall not entitle any person to be granted an Award, or, having been granted an Award, to be granted an additional Award.

Awards may differ in number of Shares covered thereby, the terms and conditions applying to them or on the Grantees or in any other respect (including, that there should not be any expectation (and it is hereby disclaimed) that a certain treatment, interpretation or position granted to one shall be applied to the other, regardless of whether or not the facts or circumstances are the same or similar).

5.           SHARES.

5.1.        The maximum aggregate number of Shares that may be issued pursuant to Awards under this Plan (the “Pool”) shall be 1,574,000. Notwithstanding the foregoing, the total number of Shares that may be issued pursuant to Incentive Stock Options granted under this Plan shall be 1,574,000, subject to adjustment as provided in Section 14.1. The Board may, at its discretion, reduce the number of Shares that may be issued pursuant to Awards under this Plan, at any time (provided that such reduction does not derogate from any issuance of Shares in respect of Awards then outstanding).

5.2.        Any Shares (a) underlying an Award granted hereunder or an award granted under the Company’s 2012 Omnibus Equity Incentive Plan, as amended (the “Prior Plan”) (in an amount not to exceed 5,432,789 Shares under the Prior Plan) that has expired, or was cancelled, terminated, forfeited, or settled in cash in lieu of issuance of Shares, for any reason, without having been exercised; (b) if permitted by the Company, tendered to pay the Exercise Price of an Award (or the exercise price or other purchase price of any option or other award under the Prior Plan), or withholding tax obligations with respect to an Award (or any awards under the Prior Plan); or (c) if permitted by the Company, subject to an Award (or any award under the Prior Plan) that are not delivered to a Grantee because such Shares are withheld to pay the Exercise Price of such Award (or any award under the Prior Plan), or withholding tax obligations with respect to such Award (or such award); shall automatically, and without any further action on the part of the Company or any Grantee, again be available for grant of Awards and for issuance upon exercise or (if applicable) vesting thereof for the purposes of this Plan (unless this Plan shall have been terminated), and the Pool under this Plan shall automatically be deemed to be increased by the amount of those Shares being made available from the Prior Plan, unless the Board determines otherwise. Such Shares may be, in whole or in part, authorized but unissued Shares, (and, subject to obtaining a ruling as it applies to 102 Awards) treasury shares (dormant shares) or otherwise Shares that shall have been or may be repurchased by the Company (to the extent permitted pursuant to the Companies Law).

5.3.        Any Shares under the Pool that are not subject to outstanding or exercised Awards at the termination of this Plan shall cease to be reserved for the purpose of this Plan.

5.4.        From and after the Effective Date, no further grants or awards shall be made under the Prior Plan; however, Awards made under the Prior Plan before the Effective Date shall continue in effect in accordance with their terms.

6.           TERMS AND CONDITIONS OF AWARDS.

Each Award granted pursuant to this Plan shall be evidenced by a written or electronic agreement between the Company and the Grantee or a written or electronic notice delivered by the Company (the “Award Agreement”), in substantially such form or forms and containing such terms and conditions, as the Committee shall from time to time approve. The Award Agreement shall comply with and be subject to the following general terms and conditions and the provisions of this Plan (except for any provisions applying to Awards under different tax regimes), unless otherwise specifically provided in such Award Agreement, or the terms referred to in other Sections of this Plan applying to Awards under such applicable tax regimes, or terms prescribed by Applicable Law. Award Agreements need not be in the same form and may differ in the terms and conditions included therein.

6.1.        Number of Shares. Each Award Agreement shall state the number of Shares covered by the Award.

6.2.        Type of Award. Each Award Agreement may state the type of Award granted thereunder, provided that the tax treatment of any Award, whether or not stated in the Award Agreement, shall be as determined in accordance with Applicable Law.

6.3.        Exercise Price. Each Award Agreement shall state the Exercise Price, if applicable. Unless otherwise set forth in this Plan, an Exercise Price of an Award of less than the par value of the Shares (if shares bear a par value) shall comply with Section 304 of the Companies Law. The Exercise Price shall also be subject to adjustment as provided in Section 14 hereof. The Exercise Price of any Award granted to a Grantee who is subject to U.S. federal income tax shall be determined in accordance with Section 409A of the Code.

6.4.        Manner of Exercise.

6.4.1      An Award may be exercised, as to any or all Shares as to which the Award has become exercisable, (a) by written notice delivered in person or by mail (or such other methods of delivery prescribed by the Company) to the [General Counsel of the Company or, if no such officer is then incumbent, to the Chief Financial Officer of the Company] or to such other person as determined by the Committee, (b) by way of an exercise order submitted via the online service operated and maintained by the Company or any of its service providers, or (c) or in any other manner as the Committee shall prescribe from time to time, specifying the number of Shares with respect to which the Award is being exercised (which may be equal to or lower than the aggregate number of Shares that have become exercisable at such time, subject to the last sentence of this Section), accompanied by payment of the aggregate Exercise Price for such Shares in the manner specified in the following sentence. The Exercise Price shall be paid in full with respect to each Share, at the time of exercise and as a condition therefor, either (i) in cash, (ii) if the Company’s shares are listed for trading on any securities exchange or over-the-counter market, and if the Committee so determines, all or part of the Exercise Price and any withholding taxes may be paid by the delivery (on a form prescribed by the Company) of an irrevocable direction to a securities broker approved by the Company to sell Shares and to deliver all or part of the sales proceeds to the Company or the Trustee, (iii) if the Company’s shares are listed for trading on any securities exchange or over-the-counter market, and if the Committee so determines, all or part of the Exercise Price and any withholding taxes may be paid by the delivery (on a form prescribed by the Company) of an irrevocable direction to pledge Shares to a securities broker or lender approved by the Company, as security for a loan, and to deliver all or part of the loan proceeds to the Company or the Trustee, (iv) by applying the Cashless Exercise Mechanism set forth in Section 6.4.3 below, or (v) in such other manner as the Committee shall determine, which may include procedures for cashless exercise.

6.4.2      The application of Cashless Exercise Mechanism with respect to any 102 Awards shall be subject to obtaining a ruling from the ITA, to the extent required by Applicable Law.

6.4.3      Unless otherwise determined by the Committee, any and all Options (other than Incentive Stock Options) may be exercised using a cashless exercise mechanism, in which case the number of the Shares to be issued by the Company upon such exercise shall be calculated pursuant to the following formula (the “Cashless Exercise Mechanism”):

X = Y * (A – B)

A

Where:    X =    the number of Shares to be issued to the Grantee.

Y =    the number of Shares, as adjusted to the date of such calculation, underlying the number of Options being exercised.

A =    the Fair Market Value of one Share at the exercise date.

B =    the Exercise Price of the Options being exercised.

Upon the completion of the calculation, if X is a negative number, then X shall be deemed to equal 0 (zero).

6.5.        Term and Vesting of Awards.

6.5.1      Each Award Agreement shall provide the vesting schedule for the Award as determined by the Committee. The Committee shall have the authority to determine the vesting schedule and accelerate the vesting of any outstanding Award at such time and under such circumstances as it, in its sole discretion, deems appropriate. Unless otherwise resolved by the Committee and stated in the Award Agreement, and subject to Sections 6.6 and 6.7 hereof, Awards shall vest and become exercisable under the following schedule: twenty-five percent (25%) of the Shares covered by the Award, on the first anniversary of the vesting commencement date determined by the Committee (and in the absence of such determination, of date on which such Award was granted), and six and one-quarter percent (6.25%) of the Shares covered by the Award at the end of each subsequent three-month period thereafter over the course of the following three (3) years; provided that the Grantee remains continuously as a Service Provider of the Company or its Affiliates throughout such vesting dates.

6.5.2      The Award Agreement may contain performance goals and measurements (which, in case of 102 Trustee Awards, may, if then required, be subject to obtaining a specific tax ruling or determination from the ITA), and the provisions with respect to any Award need not be the same as the provisions with respect to any other Award. Such performance goals may include, but are not limited to, revenues, sales, operating income, earnings before interest and taxes, return on investment, earnings per share, any combination of the foregoing or rate of growth of any of the foregoing, as determined by the Committee. The Committee may adjust performance goals pursuant to Awards previously granted to take into account changes in law and accounting and tax rules and to make such adjustments as the Committee deems necessary or appropriate to reflect the inclusion or the exclusion of the impact of extraordinary or unusual items, events or circumstances.

6.5.3      The Exercise Period of an Award will be ten (10) years from the date of grant of the Award, unless otherwise determined by the Committee and stated in the Award Agreement, but subject to the vesting provisions described above and the early termination provisions set forth in Sections 6.6 and 6.7 hereof. At the expiration of the Exercise Period, any Award, or any part thereof, that has not been exercised within the term of the Award and the Shares covered thereby not paid for in accordance with this Plan and the Award Agreement shall terminate and become null and void, and all interests and rights of the Grantee in and to the same shall expire.

6.6.        Termination.

6.6.1      Unless otherwise determined by the Committee, and subject to this Section 6.6 and Section 6.7 hereof, an Award may not be exercised unless the Grantee was, since the date of grant of the Award throughout the vesting dates, and is then (at the time of exercise), a Service Provider.

6.6.2      In the event that the employment or service of a Grantee shall terminate (other than by reason of death, Disability or Retirement), such that Grantee is no longer a Service Provider, all Awards of such Grantee that are unvested at the time of such termination shall terminate on the date of such termination, and all Awards of such Grantee that are vested and exercisable at the time of such termination may be exercised within up to three (3) months after the date of such termination (or such different period as the Committee shall prescribe, in general or on a case-by-case basis), but in any event no later than the date of expiration of the Award’s term as set forth in the Award Agreement or pursuant to this Plan; provided, however, that if the Company (or its Subsidiary or other Affiliate thereof, as applicable) shall have terminated the Grantee’s employment or service for Cause (as defined below) (whether the facts or circumstances that constitute such Cause occur prior to or after termination of employment or service), or if facts or circumstances arise or are discovered with respect to the Grantee that would have constituted Cause, then all Awards theretofore granted to such Grantee (whether vested or not) shall terminate and be subject to recoupment by the Company on the date of such termination (or on such subsequent date on which such facts or circumstances arise or are discovered, as the case may be) unless otherwise determined by the Committee, and any Shares issued upon exercise or (if applicable) vesting of Awards (including other Shares or securities issued or distributed with respect thereto, and including the gross amount of any proceeds, gains or other economic benefit the Grantee actually or constructively receives upon receipt or exercise of any Award or the receipt or resale of any Shares underlying the Award), whether held by the Grantee or by the Trustee for the Grantee’s benefit, shall be deemed to be irrevocably offered for sale to the Company, any of its Affiliates or any person designated by the Company to purchase, at the Company’s election and subject to Applicable Law, either for no consideration, for the par value of such Shares (if such Shares bear a par value) or against payment of the Exercise Price previously received by the Company for such Shares upon their issuance, as the Committee deems fit, upon written notice to the Grantee at any time prior to, at or after the Grantee’s termination of employment or service. Such Shares or other securities shall be sold and transferred within 30 days from the date of the Company’s notice of its election to exercise its right. If the Grantee fails to transfer such Shares or other securities to the Company, the Company, at the decision of the Committee, shall be entitled to forfeit or repurchase such Shares and to authorize any person to execute on behalf of the Grantee any document necessary to effect such transfer, whether or not the share certificates are surrendered. The Company shall have the right and authority to effect the above either by: (i) repurchasing all of such Shares or other securities held by the Grantee or by the Trustee for the benefit of the Grantee, or designate the purchaser of all or any part of such Shares or other securities, for the Exercise Price paid for such Shares, the par value of such Shares (if such Shares bear a par value) or for no payment or consideration whatsoever, as the Committee deems fit; (ii) forfeiting all or any part of such Shares or other securities; (iii) redeeming all or any part of such Shares or other securities, for the Exercise Price paid for such Shares, the par value of such Shares (if such Shares bear a par value) or for no payment or consideration whatsoever, as the Committee deems fit; (iv) taking action in order to have all or any part of such Shares or other securities converted into deferred shares entitling their holder only to their par value (if such Shares bear a par value) upon liquidation of the Company; or (v) taking any other action which may be required in order to achieve similar results; all as shall be determined by the Committee, at its sole and absolute discretion, and the Grantee is deemed to irrevocably empower the Company or any person which may be designated by it to take any action by, in the name of or on behalf of the Grantee to comply with and give effect to such actions (including, voting such shares, filling in, signing and delivering share transfer deeds, etc.).

6.6.3      Notwithstanding anything to the contrary, the Committee, in its absolute discretion, may, on such terms and conditions as it may determine appropriate, extend the periods for which Awards held by any Grantee may continue to vest and be exercisable; it being clarified that such Awards may lose their entitlement to certain tax benefits under Applicable Law (including, without limitation, qualification of an Award as an Incentive Stock Option) as a result of the modification of such Awards and/or in the event that the Award is exercised beyond the later of: (i) three (3) months after the date of termination of the employment or service relationship; or (ii) the applicable period under Section 6.7 below with respect to a termination of the employment or service relationship because of the death, Disability or Retirement of Grantee.

6.6.4      For purposes of this Plan:

6.6.4.1.  A termination of employment or service relationship of a Grantee shall not be deemed to occur (except to the extent required by the Code with respect to the Incentive Stock Option status of an Option) in case of (i) a transition or transfer of a Grantee among the Company and its Affiliates, (ii) a change in the capacity in which the Grantee is employed or renders service to the Company or any of its Affiliates or a change in the identity of the employing or engagement entity among the Company and its Affiliates, provided, in case of the foregoing clauses (i) and (ii) above, that the Grantee has remained continuously employed by and/or in the service of the Company and its Affiliates since the date of grant of the Award and throughout the vesting period; or (iii) if the Grantee takes any unpaid leave as set forth in Section 6.8 below.

6.6.4.2.  An entity or an Affiliate thereof assuming an Award or issuing in substitution thereof in a transaction to which Section 424(a) of the Code applies or in a Merger/Sale in accordance with Section 14 shall be deemed as an Affiliate of the Company for purposes of this Section 6.6, unless the Committee determines otherwise.

6.6.4.3.  In the case of a Grantee whose principal employer or service recipient is a Subsidiary or other Affiliate thereof, the Grantee’s employment or service relationship shall also be deemed terminated for purposes of this Section 6.6 as of the date on which such principal employer or service recipient ceases to be a Subsidiary or other Affiliate thereof.

6.6.4.4.  The term “Cause” shall mean (irrespective of, and in addition to, any definition included in any other agreement or instrument applicable to the Grantee, and unless otherwise determined by the Committee) any of the following: (i) any theft, fraud, embezzlement, dishonesty, willful misconduct, breach of fiduciary duty for personal profit, falsification of any documents or records of the Company or any of its Affiliates, felony or similar act by the Grantee (whether or not related to the Grantee’s relationship with the Company); (ii) an act of moral turpitude by the Grantee, or any act that causes significant injury to, or is otherwise adversely affecting, the reputation, business, assets, operations or business relationship of the Company (or a Subsidiary or other Affiliate thereof, when applicable); (iii) any breach by the Grantee of any material agreement with or of any material duty of the Grantee to the Company or any Subsidiary or other Affiliate thereof (including breach of confidentiality, non-disclosure, non-use non-competition or non-solicitation covenants towards the Company or any of its Affiliates) or failure to abide by code of conduct or other policies (including, without limitation, policies relating to confidentiality and reasonable workplace conduct); (iv) any act which constitutes a breach of a Grantee’s fiduciary duty towards the Company or a Subsidiary or other Affiliate thereof, including disclosure of confidential or proprietary information thereof or acceptance or solicitation to receive unauthorized or undisclosed benefits, irrespective of their nature, or funds, or promises to receive either, from individuals, consultants or corporate entities with whom the Company or a Subsidiary or other Affiliate thereof conducts business; (v) the Grantee’s unauthorized use, misappropriation, destruction, or diversion of any tangible or intangible asset or corporate opportunity of the Company or any of its Affiliates (including, without limitation, the improper use or disclosure of confidential or proprietary information); or (vi) any circumstances that constitute grounds for termination for cause under the Grantee’s employment or service agreement with the Company or Affiliate, to the extent applicable. For the avoidance of doubt, the determination as to whether a termination is for Cause for purposes of this Plan, shall be made in good faith by the Committee and shall be final and binding on the Grantee.

6.7.        Death, Disability or Retirement of Grantee.

6.7.1      If a Grantee shall die while employed by, or performing service for, the Company or any of its Affiliates, or within the three (3) month period (or such longer period of time as determined by the Board, in its discretion) after the date of termination of such Grantee’s employment or service (or within such different period as the Committee may have provided pursuant to Section 6.6 hereof), or if the Grantee’s employment or service with the Company or any of its Affiliates shall terminate by reason of Disability, all Awards theretofore granted to such Grantee (unless earlier terminated in accordance with their terms)

(i) in the case of death, shall automatically vest (to the extent not yet vested), and

(ii) in the case of Disability, to the extent otherwise vested and exercisable,

may be exercised by the Grantee or by the Grantee’s estate or by a person who acquired the legal right to exercise such Awards by bequest or inheritance, or by a person who acquired the legal right to exercise such Awards in accordance with applicable law in the case of Disability of the Grantee, as the case may be, at any time within one (1) year (or such longer period of time as determined by the Committee, in its discretion) after the death or Disability of the Grantee (or such different period as the Committee shall prescribe), but in any event no later than the date of expiration of the Award’s term as set forth in the Award Agreement or pursuant to this Plan. In the event that an Award granted hereunder shall be exercised as set forth above by any person other than the Grantee, written notice of such exercise shall be accompanied by a certified copy of letters testamentary or proof satisfactory to the Committee of the right of such person to exercise such Award.

6.7.2      In the event that the employment or service of a Grantee shall terminate on account of such Grantee’s Retirement, all Awards of such Grantee that are exercisable at the time of such Retirement may, unless earlier terminated in accordance with their terms, be exercised at any time within the three (3) month period after the date of such Retirement (or such different period as the Committee shall prescribe).

6.8.        Suspension of Vesting. Unless the Committee provides otherwise, vesting of Awards granted hereunder shall be suspended during any unpaid leave of absence, other than in the case of any (i) leave of absence which was pre-approved by the Company explicitly for purposes of continuing the vesting of Awards, or (ii) transfers between locations of the Company or any of its Affiliates, or between the Company and any of its Affiliates, or any respective successor thereof. For clarity, for purposes of this Plan, military leave, statutory maternity or paternity leave or sick leave are not deemed unpaid leave of absence, unless otherwise determined by the Committee.

6.9.        Securities Law Restrictions. Except as otherwise provided in the applicable Award Agreement or other agreement between the Service Provider and the Company, if the exercise of an Award following the termination of the Service Provider’s employment or service (other than for Cause) would be prohibited at any time solely because the issuance of Shares would violate the registration requirements under the Securities Act or equivalent requirements under equivalent laws of other applicable jurisdictions, then the Award shall remain exercisable and terminate on the earlier of (i) the expiration of a period of three (3) months (or such longer period of time as determined by the Committee, in its discretion) after the termination of the Service Provider’s employment or service during which the exercise of the Award would not be in such violation, or (ii) the expiration of the term of the Award as set forth in the Award Agreement or pursuant to this Plan. In addition, unless otherwise provided in a Grantee’s Award Agreement, if the sale of any Shares received upon exercise or (if applicable) vesting of an Award following the termination of the Grantee’s employment or service (other than for Cause) would violate the Company’s insider trading policy, then the Award shall terminate on the earlier of (i) the expiration of a period equal to the applicable post-termination exercise period after the termination of the Grantee’s employment or service during which the exercise of the Award would not be in violation of the Company’s insider trading policy, or (ii) the expiration of the term of the Award as set forth in the applicable Award Agreement or pursuant to this Plan.

6.10.      Other Provisions. The Award Agreement evidencing Awards under this Plan shall contain such other terms and conditions not inconsistent with this Plan as the Committee may determine, at or after the date of grant, including provisions in connection with the restrictions on transferring the Awards or Shares covered by such Awards, which shall be binding upon the Grantees and any purchaser, assignee or transferee of any Awards, and other terms and conditions as the Committee shall deem appropriate.

7.           NONQUALIFIED STOCK OPTIONS.

Awards granted pursuant to this Section 7 are intended to constitute Nonqualified Stock Options and shall be subject to the general terms and conditions specified in Section 6 hereof and other provisions of this Plan, except for any provisions of this Plan applying to Awards under different tax laws or regulations. In the event of any inconsistency or contradictions between the provisions of this Section 7 and the other terms of this Plan, this Section 7 shall prevail. However, if for any reason the Awards granted pursuant to this Section 7 (or portion thereof) does not qualify as an Incentive Stock Option, then, to the extent of such non-qualification, such Option (or portion thereof) shall be regarded as a Nonqualified Stock Option granted under this Plan. In no event will the Board, the Company or any Parent or Subsidiary or any of their respective employees or directors have any liability to Grantee (or any other person) due to the failure of the Option to qualify for any reason as an Incentive Stock Option.

7.1.        Certain Limitations on Eligibility for Nonqualified Stock Options. Nonqualified Stock Options may not be granted to a Service Provider who is deemed to be a resident of the United States for purposes of taxation or who is otherwise subject to United States federal income tax unless the Shares underlying such Options constitute “service recipient stock” under Section 409A of the Code or unless such Options comply with the payment requirements of Section 409A of the Code.

7.2.        Exercise Price. The Exercise Price of a Nonqualified Stock Option shall not be less than 100% of the Fair Market Value of a Share on the date of grant of such Option unless the Committee specifically indicates that the Awards will have a lower Exercise Price and the Award complies with Section 409A of the Code. Notwithstanding the foregoing, a Nonqualified Stock Option may be granted with an exercise price lower than the minimum exercise price set forth above if such Award is granted pursuant to an assumption or substitution for another option in a manner qualifying under the provisions of that complies with Section 424(a) of the Code 1.409A-1(b)(5)(v)(D) of the U.S. Treasury Regulations or any successor guidance.

8.           INCENTIVE STOCK OPTIONS.

Awards granted pursuant to this Section 8 are intended to constitute Incentive Stock Options and shall be granted subject to the following special terms and conditions, the general terms and conditions specified in Section 6 hereof and other provisions of this Plan, except for any provisions of this Plan applying to Awards under different tax laws or regulations. In the event of any inconsistency or contradictions between the provisions of this Section 8 and the other terms of this Plan, this Section 8 shall prevail.

8.1.        Eligibility for Incentive Stock Options. Incentive Stock Options may be granted only to Employees of the Company, or to Employees of a Parent or Subsidiary, determined as of the date of grant of such Options. An Incentive Stock Option granted to a prospective Employee upon the condition that such person become an Employee shall be deemed granted effective on the date such person commences employment, with an exercise price determined as of such date in accordance with Section 8.2.

8.2.        Exercise Price. The Exercise Price of an Incentive Stock Option shall not be less than one hundred percent (100%) of the Fair Market Value of the Shares covered by the Awards on the date of grant of such Option or such other price as may be determined pursuant to the Code. Notwithstanding the foregoing, an Incentive Stock Option may be granted with an exercise price lower than the minimum exercise price set forth above if such Award is granted pursuant to an assumption or substitution for another option in a manner that complies with the provisions of Section 424(a) of the Code.

8.3.        Date of Grant. Notwithstanding any other provision of this Plan to the contrary, no Incentive Stock Option may be granted under this Plan after 10 years from the date this Plan is adopted, or the date this Plan is approved by the shareholders, whichever is earlier.

8.4.        Exercise Period. No Incentive Stock Option shall be exercisable after the expiration of ten (10) years after the effective date of grant of such Award, subject to Section 8.6. No Incentive Stock Option granted to a prospective Employee may become exercisable prior to the date on which such person commences employment.

8.5.        $100,000 Per Year Limitation. The aggregate Fair Market Value (determined as of the date the Incentive Stock Option is granted) of the Shares with respect to which all Incentive Stock Options granted under this Plan and all other “incentive stock option” plans of the Company, or of any Parent or Subsidiary, become exercisable for the first time by each Grantee during any calendar year shall not exceed one hundred thousand United States dollars ($100,000) with respect to such Grantee. To the extent that the aggregate Fair Market Value of Shares with respect to which such Incentive Stock Options and any other such incentive stock options are exercisable for the first time by any Grantee during any calendar year exceeds one hundred thousand United States dollars ($100,000), such options shall be treated as Nonqualified Stock Options. The foregoing shall be applied by taking options into account in the order in which they were granted. If the Code is amended to provide for a different limitation from that set forth in this Section 8.5, such different limitation shall be deemed incorporated herein effective as of the date and with respect to such Awards as required or permitted by such amendment to the Code. If an Option is treated as an Incentive Stock Option in part and as a Nonqualified Stock Option in part by reason of the limitation set forth in this Section 8.5, the Grantee may designate which portion of such Option the Grantee is exercising. In the absence of such designation, the Grantee shall be deemed to have exercised the Incentive Stock Option portion of the Option first. Separate certificates representing each such portion may be issued upon the exercise of the Option.

8.6.         Ten Percent Shareholder. In the case of an Incentive Stock Option granted to a Ten Percent Shareholder, notwithstanding the foregoing provisions of this Section 8, (i) the Exercise Price shall not be less than one hundred and ten percent (110%) of the Fair Market Value of a Share on the date of grant of such Incentive Stock Option, and (ii) the Exercise Period shall not exceed five (5) years from the effective date of grant of such Incentive Stock Option.

8.7.        Payment of Exercise Price. Each Award Agreement evidencing an Incentive Stock Option shall state each alternative method by which the Exercise Price thereof may be paid.

8.8.        Leave of Absence. Notwithstanding Section 6.8, a Grantee’s employment shall not be deemed to have terminated if the Grantee takes any leave as set forth in Section 6.8(i); provided, however, that if any such leave exceeds three (3) months, on the day that is three (3) months following the commencement of such leave any Incentive Stock Option held by the Grantee shall cease to be treated as an Incentive Stock Option and instead shall be treated thereafter as a Nonqualified Stock Option, unless the Grantee’s right to return to employment is guaranteed by statute or contract.

8.9.        Exercise Following Termination. Notwithstanding anything else in this Plan to the contrary, Incentive Stock Options that are not exercised within three (3) months following termination of the Grantee’s employment with the Company or its Parent or Subsidiary or with a corporation (or a parent or subsidiary of such corporation) issuing or assuming an Option of such Grantee in a transaction to which Section 424(a) of the Code applies, or within one year in case of termination of the Grantee’s employment with the Company or its Parent or Subsidiary due to a Disability (within the meaning of Section 22(e)(3) of the Code), shall be deemed to be Nonqualified Stock Options.

8.10.      Notice to Company of Disqualifying Disposition. Each Grantee who receives an Incentive Stock Option must agree to notify the Company in writing immediately after the Grantee makes a Disqualifying Disposition of any Shares received pursuant to the exercise of Incentive Stock Options. A “Disqualifying Disposition” is any disposition (including any sale) of such Shares before the later of (i) two years after the date the Grantee was granted the Incentive Stock Option, or (ii) one year after the date the Grantee acquired Shares by exercising the Incentive Stock Option. If the Grantee dies before such Shares are sold, these holding period requirements do not apply and no disposition of the Shares will be deemed a Disqualifying Disposition.

9.           102 AWARDS.

Awards granted pursuant to this Section 9 are intended to constitute 102 Awards and shall be granted subject to the following special terms and conditions, the general terms and conditions specified in Section 6 hereof and other provisions of this Plan, except for any provisions of this Plan applying to Awards under different tax laws or regulations. In the event of any inconsistency or contradictions between the provisions of this Section 9 and the other terms of this Plan, this Section 9 shall prevail.

9.1.        Tracks. Awards granted pursuant to this Section 9 are intended to be granted pursuant to Section 102 of the Ordinance pursuant to either (i) Section 102(b)(2) or (3) thereof (as applicable), under the capital gain track (“102 Capital Gain Track Awards”), or (ii) Section 102(b)(1) thereof under the ordinary income track (“102 Ordinary Income Track Awards”, and together with 102 Capital Gain Track Awards, “102 Trustee Awards”). 102 Trustee Awards shall be granted subject to the special terms and conditions contained in this Section 9, the general terms and conditions specified in Section 6 hereof and other provisions of this Plan, except for any provisions of this Plan applying to Options under different tax laws or regulations.

9.2.        Election of Track. Subject to Applicable Law, the Company may grant only one type of 102 Trustee Awards at any given time to all Grantees who are to be granted 102 Trustee Awards pursuant to this Plan, and shall file an election with the ITA regarding the type of 102 Trustee Awards it elects to grant before the date of grant of any 102 Trustee Awards (the “Election”). Such Election shall also apply to any other securities, including bonus shares, received by any Grantee as a result of holding the 102 Trustee Awards. The Company may change the type of 102 Trustee Awards that it elects to grant only after the expiration of at least 12 months from the end of the year in which the first grant was made in accordance with the previous Election, or as otherwise provided by Applicable Law. Any Election shall not prevent the Company from granting Awards, pursuant to Section 102(c) of the Ordinance without a Trustee (“102 Non-Trustee Awards”).

9.3.        Eligibility for Awards.

9.3.1      Subject to Applicable Law, 102 Awards may only be granted to an “employee” within the meaning of Section 102(a) of the Ordinance (which as of the date of the adoption of this Plan means (i) individuals employed by an Israeli company being the Company or any of its Affiliates, and (ii) individuals who are serving and are engaged personally (and not through an entity) as “office holders” by such an Israeli company), but may not be granted to a Controlling Shareholder (“Eligible 102 Grantees”). Eligible 102 Grantees may receive only 102 Awards, which may either be granted to a Trustee or granted under Section 102 of the Ordinance without a Trustee.

9.4.        102 Award Grant Date.

9.4.1      Each 102 Award will be deemed granted on the date determined by the Committee, subject to Section 9.4.2, provided that (i) the Grantee has signed all documents required by the Company or pursuant to Applicable Law, and (ii) with respect to 102 Trustee Award, the Company has provided all applicable documents to the Trustee in accordance with the guidelines published by the ITA, and if an agreement is not signed and delivered by the Grantee within 90 days from the date determined by the Committee (subject to Section 9.4.2), then such 102 Trustee Award shall be deemed granted on such later date as such agreement is signed and delivered and on which the Company has provided all applicable documents to the Trustee in accordance with the guidelines published by the ITA. In the case of any contradiction, this provision and the date of grant determined pursuant hereto shall supersede and be deemed to amend any date of grant indicated in any corporate resolution or Award Agreement.

9.4.2      Unless otherwise permitted by the Ordinance, any grants of 102 Trustee Awards that are made on or after the date of the adoption of this Plan or an amendment to this Plan, as the case may be, that may become effective only at the expiration of thirty (30) days after the filing of this Plan or any amendment thereof (as the case may be) with the ITA in accordance with the Ordinance shall be conditional upon the expiration of such 30-day period, such condition shall be read and is incorporated by reference into any corporate resolutions approving such grants and into any Award Agreement evidencing such grants (whether or not explicitly referring to such condition), and the date of grant shall be at the expiration of such 30-day period, whether or not the date of grant indicated therein corresponds with this Section. In the case of any contradiction, this provision and the date of grant determined pursuant hereto shall supersede and be deemed to amend any date of grant indicated in any corporate resolution or Award Agreement.

9.5.        102 Trustee Awards.

9.5.1      Each 102 Trustee Award, each Share issued pursuant to the exercise of any 102 Trustee Award, and any rights granted thereunder, including bonus shares, shall be issued to and registered in the name of the Trustee and shall be held in trust for the benefit of the Grantee for the requisite period prescribed by the Ordinance (the “Required Holding Period”). In the event that the requirements under Section 102 of the Ordinance to qualify an Award as a 102 Trustee Award are not met, then the Award may be treated as a 102 Non-Trustee Award or 3(9) Award, all in accordance with the provisions of the Ordinance. After expiration of the Required Holding Period, the Trustee may release such 102 Trustee Awards and any such Shares, provided that (i) the Trustee has received an acknowledgment from the ITA that the Grantee has paid any applicable taxes due pursuant to the Ordinance, or (ii) the Trustee and/or the Company and/or the Employer withholds all applicable taxes and compulsory payments due pursuant to the Ordinance arising from the 102 Trustee Awards and/or any Shares issued upon exercise or (if applicable) vesting of such 102 Trustee Awards. The Trustee shall not release any 102 Trustee Awards or Shares issued upon exercise or (if applicable) vesting thereof prior to the payment in full of the Grantee’s tax and compulsory payments arising from such 102 Trustee Awards and/or Shares or the withholding referred to in (ii) above.

9.5.2      Each 102 Trustee Award shall be subject to the relevant terms of the Ordinance, the Rules and any determinations, rulings or approvals issued by the ITA, which shall be deemed an integral part of the 102 Trustee Awards and shall prevail over any term contained in this Plan or Award Agreement that is not consistent therewith. Any provision of the Ordinance, the Rules and any determinations, rulings or approvals by the ITA not expressly specified in this Plan or Award Agreement that are necessary to receive or maintain any tax benefit pursuant to Section 102 of the Ordinance shall be binding on the Grantee. Any Grantee granted a 102 Trustee Awards shall comply with the Ordinance and the terms and conditions of the trust agreement entered into between the Company and the Trustee. The Grantee shall execute any and all documents that the Company and/or its Affiliates and/or the Trustee determine from time to time to be necessary in order to comply with the Ordinance and the Rules.

9.5.3      During the Required Holding Period, the Grantee shall not release from trust or sell, assign, transfer or give as collateral, the Shares issuable upon the exercise or (if applicable) vesting of a 102 Trustee Awards and/or any securities issued or distributed with respect thereto, until the expiration of the Required Holding Period. Notwithstanding the above, if any such sale, release or other action occurs during the Required Holding Period it may result in adverse tax consequences to the Grantee under Section 102 of the Ordinance and the Rules, which shall apply to and shall be borne solely by such Grantee. Subject to the foregoing, the Trustee may, pursuant to a written request from the Grantee, but subject to the terms of this Plan, release and transfer such Shares to a designated third party, provided that both of the following conditions have been fulfilled prior to such release or transfer: (i) payment has been made to the ITA of all taxes and compulsory payments required to be paid upon the release and transfer of the Shares, and confirmation of such payment has been received by the Trustee and the Company, and (ii) the Trustee has received written confirmation from the Company that all requirements for such release and transfer have been fulfilled according to the terms of the Company’s corporate documents, any agreement governing the Shares, this Plan, the Award Agreement and any Applicable Law.

9.5.4      If a 102 Trustee Award is exercised or (if applicable) vested, the Shares issued upon such exercise or (if applicable) vesting shall be issued in the name of the Trustee for the benefit of the Grantee.

9.5.5      Upon or after receipt of a 102 Trustee Award, if required, the Grantee may be required to sign an undertaking to release the Trustee from any liability with respect to any action or decision duly taken and executed in good faith by the Trustee in relation to this Plan, or any 102 Trustee Awards or Share granted to such Grantee thereunder.

9.6.        102 Non-Trustee Awards. The foregoing provisions of this Section 9 relating to 102 Trustee Awards shall not apply with respect to 102 Non-Trustee Awards, which shall, however, be subject to the relevant provisions of Section 102 of the Ordinance and the applicable Rules. The Committee may determine that 102 Non-Trustee Awards, the Shares issuable upon the exercise or (if applicable) vesting of a 102 Non-Trustee Awards and/or any securities issued or distributed with respect thereto, shall be allocated or issued to the Trustee, who shall hold such 102 Non-Trustee Awards and all accrued rights thereon (if any), in trust for the benefit of the Grantee and/or the Company, as the case may be, until the full payment of tax arising from the 102 Non-Trustee Awards, the Shares issuable upon the exercise or (if applicable) vesting of a 102 Non-Trustee Awards and/or any securities issued or distributed with respect thereto. The Company may choose, alternatively, to force the Grantee to provide it with a guarantee or other security, to the satisfaction of each of the Trustee and the Company, until the full payment of the applicable taxes.

9.7.        Written Grantee Undertaking. To the extent and with respect to any 102 Trustee Award, and as required by Section 102 of the Ordinance and the Rules, by virtue of the receipt of such Award, the Grantee is deemed to have provided, undertaken and confirmed the following written undertaking (and such undertaking is deemed incorporated into any documents signed by the Grantee in connection with the employment or service of the Grantee and/or the grant of such Award), which undertaking shall be deemed to apply and relate to all 102 Trustee Awards granted to the Grantee, whether under this Plan or other plans maintained by the Company, and whether prior to or after the date hereof.

9.7.1      The Grantee shall comply with all terms and conditions set forth in Section 102 of the Ordinance with regard to the “Capital Gain Track” or the “Ordinary Income Track”, as applicable, and the applicable rules and regulations promulgated thereunder, as amended from time to time;

9.7.2      The Grantee is familiar with, and understands the provisions of, Section 102 of the Ordinance in general, and the tax arrangement under the “Capital Gain Track” or the “Ordinary Income Track” in particular, and its tax consequences; the Grantee agrees that the 102 Trustee Awards and Shares that may be issued upon exercise or (if applicable) vesting of the 102 Trustee Awards (or otherwise in relation to the 102 Trustee Awards), will be held by the Trustee appointed pursuant to Section 102 of the Ordinance for at least the duration of the “Holding Period” (as such term is defined in Section 102) under the “Capital Gain Track” or the “Ordinary Income Track”, as applicable. The Grantee understands that any release of such 102 Trustee Awards or Shares from trust, or any sale of the Share prior to the termination of the Holding Period, as defined above, will result in taxation at marginal tax rate, in addition to deductions of appropriate social security, health tax contributions or other compulsory payments; and

9.7.3      The Grantee agrees to the trust agreement signed between the Company, the Employer and the Trustee appointed pursuant to Section 102 of the Ordinance.

10.         3(i) AWARDS.

Awards granted pursuant to this Section 10 are intended to constitute 3(i) Awards and shall be granted subject to the general terms and conditions specified in Section 6 hereof and other provisions of this Plan, except for any provisions of this Plan applying to Awards under different tax laws or regulations. In the event of any inconsistency or contradictions between the provisions of this Section 10 and the other terms of this Plan, this Section 10 shall prevail.

10.1.      To the extent required by the Ordinance or the ITA or otherwise deemed by the Committee to be advisable, the 3(i) Awards and/or any shares or other securities issued or distributed with respect thereto granted pursuant to this Plan shall be issued to a Trustee nominated by the Committee in accordance with the provisions of the Ordinance or the terms of a trust agreement, as applicable. In such event, the Trustee shall hold such Awards and or other securities issued or distributed with respect thereto in trust, until exercised or (if applicable) vested by the Grantee and the full payment of tax arising therefrom, pursuant to the Company’s instructions from time to time as set forth in a trust agreement, which will have been entered into between the Company and the Trustee. If determined by the Board or the Committee, and subject to such trust agreement, the Trustee shall be responsible for withholding any taxes to which a Grantee may become liable upon issuance of Shares, whether due to the exercise or (if applicable) vesting of Awards.

10.2.      Shares pursuant to a 3(9) Award shall not be issued, unless the Grantee delivers to the Company payment in cash or by bank check or such other form acceptable to the Committee of all withholding taxes due, if any, on account of the Grantee acquired Shares under the Award or gives other assurance satisfactory to the Committee of the payment of those withholding taxes.

11.         RESTRICTED SHARES.

The Committee may award Restricted Shares to any eligible Grantee, including under Section 102 of the Ordinance. Each Award of Restricted Shares under this Plan shall be evidenced by a written agreement between the Company and the Grantee (the “Restricted Share Agreement”), in such form as the Committee shall from time to time approve. The Restricted Shares shall be subject to all applicable terms of this Plan, which in the case of Restricted Shares granted under Section 102 of the Ordinance shall include Section 9 hereof, and may be subject to any other terms that are not inconsistent with this Plan. The provisions of the various Restricted Shares Agreements entered into under this Plan need not be identical with respect to any two Awards or Guarantees. The Restricted Share Agreement shall comply with and be subject to Section 6 and the following terms and conditions, unless otherwise specifically provided in such Agreement and not inconsistent with this Plan or Applicable Law:

11.1.      Purchase Price. Section 6.4 shall not apply. Each Restricted Share Agreement shall state an amount of Exercise Price to be paid by the Grantee, if any, in consideration for the issuance of the Restricted Shares and the terms of payment thereof, which may include payment in cash or, subject to the Committee’s approval, by issuance of promissory notes or other evidence of indebtedness on such terms and conditions as determined by the Committee.

11.2.      Restrictions. Restricted Shares may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent and distribution (in which case they shall be transferred subject to all restrictions then or thereafter applicable thereto), until such Restricted Shares shall have vested (the period from the date on which the Award is granted until the date of vesting of the Restricted Shares thereunder being referred to herein as the “Restricted Period”). The Committee may also impose such additional or alternative restrictions and conditions on the Restricted Shares, as it deems appropriate, including the satisfaction of performance criteria (which, in case of 102 Trustee Awards, may be subject to obtaining a specific tax ruling or determination from the ITA). Such performance criteria may include, but are not limited to, sales, earnings before interest and taxes, return on investment, earnings per share, any combination of the foregoing or rate of growth of any of the foregoing, as determined by the Committee or pursuant to the provisions of any Company policy required under mandatory provisions of Applicable Law. Certificates for shares issued pursuant to Restricted Share Awards, if issued, shall bear an appropriate legend referring to such restrictions, and any attempt to dispose of any such shares in contravention of such restrictions shall be null and void and without effect. Such certificates may, if so determined by the Committee, be held in escrow by an escrow agent appointed by the Committee, or, if a Restricted Share Award is made pursuant to Section 102 of the Ordinance, by the Trustee. In determining the Restricted Period of an Award the Committee may provide that the foregoing restrictions shall lapse with respect to specified percentages of the awarded Restricted Shares on successive anniversaries of the date of such Award. To the extent required by the Ordinance or the ITA, the Restricted Shares issued pursuant to Section 102 of the Ordinance shall be issued to the Trustee in accordance with the provisions of the Ordinance and the Restricted Shares shall be held for the benefit of the Grantee for at least the Required Holding Period.

11.3.      Forfeiture; Repurchase. Subject to such exceptions as may be determined by the Committee, if the Grantee’s continuous employment with or service to the Company or any Affiliate thereof shall terminate (such that Grantee is no longer a Service Provider of either the Company or any Affiliate thereof) for any reason prior to the expiration of the Restricted Period of an Award or prior to the timely payment in full of the Exercise Price of any Restricted Shares, any Restricted Shares remaining subject to vesting or with respect to which the purchase price has not been paid in full, shall thereupon be forfeited, transferred to, and redeemed, repurchased or cancelled by, as the case may be, in any manner as set forth in Section 6.6.2(i) through (v), subject to Applicable Law and the Grantee shall have no further rights with respect to such Restricted Shares.

11.4.      Ownership. During the Restricted Period the Grantee shall possess all incidents of ownership of such Restricted Shares, subject to Section 6.10 and Section 11.2, including the right to vote and receive dividends with respect to such Shares. All securities, if any, received by a Grantee with respect to Restricted Shares as a result of any stock split, stock dividend, combination of shares, or other similar transaction shall be subject to the restrictions applicable to the original Award.

12.         RESTRICTED SHARE UNITS.

An RSU is an Award covering a number of Shares that is settled, if vested and (if applicable) exercised, by issuance of those Shares. An RSU may be awarded to any eligible Grantee, including under Section 102 of the Ordinance. The Award Agreement relating to the grant of RSUs under this Plan (the “Restricted Share Unit Agreement”), shall be in such form as the Committee shall from time to time approve. The RSUs shall be subject to all applicable terms of this Plan, which in the case of RSUs granted under Section 102 of the Ordinance shall include Section 9 hereof, and may be subject to any other terms that are not inconsistent with this Plan. The provisions of the various Restricted Share Unit Agreements entered into under this Plan need not be identical. RSUs may be granted in consideration of a reduction in the recipient’s other compensation.

12.1.      Exercise Price. No payment of Exercise Price shall be required as consideration for RSUs, unless included in the Award Agreement or as required by Applicable Law (including, Section 304 of the Companies Law), and Section 6.4 shall apply, if applicable.

12.2.      Shareholders’ Rights. The Grantee shall not possess or own any ownership rights in the Shares underlying the RSUs and no rights as a shareholder shall exist prior to the actual issuance of Shares in the name of the Grantee.

12.3.      Settlements of Awards. Settlement of vested RSUs shall be made in the form of Shares. Distribution to a Grantee of an amount (or amounts) from settlement of vested RSUs can be deferred to a date after vesting as determined by the Committee. The amount of a deferred distribution may be increased by an interest factor or by dividend equivalents. Until the grant of RSUs is settled, the number of Shares underlying such RSUs shall be subject to adjustment pursuant hereto.

12.4.      Section 409A Restrictions. Notwithstanding anything to the contrary set forth herein, any RSUs granted under this Plan that are not exempt from the requirements of Section 409A of the Code shall contain such restrictions or other provisions so that such RSUs will comply with the requirements of Section 409A of the Code, if applicable to the Company. Such restrictions, if any, shall be determined by the Committee and contained in the Restricted Share Unit Agreement evidencing such RSU. For example, such restrictions may include a requirement that any Shares that are to be issued in a year following the year in which the RSU vests must be issued in accordance with a fixed, pre-determined schedule.

13.         OTHER SHARE OR SHARE-BASED AWARDS.

13.1.      The Committee may grant other Awards under this Plan pursuant to which Shares (which may, but need not, be Restricted Shares pursuant to Section 11 hereof), cash (in settlement of Share-based Awards) or a combination thereof, are or may in the future be acquired or received, or Awards denominated in stock units, including units valued on the basis of measures other than market value.

13.2.      The Committee may also grant stock appreciation rights without the grant of an accompanying option, which rights shall permit the Grantees to receive, at the time of any exercise of such rights, cash equal to the amount by which the Fair Market Value of the Shares in respect to which the right was granted is so exercised exceeds the exercise price thereof. The exercise price of any such stock appreciation right granted to a Grantee who is subject to U.S. federal income tax shall be determined in compliance with Section 7.2.

13.3.      Such other Share-based Awards as set forth above may be granted alone, in addition to, or in tandem with any Award of any type granted under this Plan (without any obligation or assurance that that such Share-based Awards will be entitled to tax benefits under Applicable Law or to the same tax treatment as other Awards under this Plan).

14.         EFFECT OF CERTAIN CHANGES.

14.1.         General. In the event of a division or subdivision of the outstanding share capital of the Company, any distribution of bonus shares (stock split), consolidation or combination of share capital of the Company (reverse stock split), reclassification with respect to the Shares or any similar recapitalization events (each, a “Recapitalization”), a merger (including, a reverse merger and a reverse triangular merger), consolidation, amalgamation or like transaction of the Company with or into another corporation, a reorganization (which may include a combination or exchange of shares, spin-off or other corporate divestiture or division, or other similar occurrences, the Committee shall make, without the need for a consent of any holder of an Award, such adjustments as determined by the Committee to be appropriate, in its discretion, in order to adjust (i) the number and class of shares reserved and available for grants of Awards, (ii) the number and class of shares covered by outstanding Awards, (iii) the Exercise Price per share covered by any Award, (iv) the terms and conditions concerning vesting and exercisability and the term and duration of the outstanding Awards, (v) the type or class of security, asset or right underlying the Award (which need not be only that of the Company, and may be that of the surviving corporation or any affiliate thereof or such other entity party to any of the above transactions), and (vi) any other terms of the Award that in the opinion of the Committee should be adjusted. Any fractional shares resulting from such adjustment shall be treated as determined by the Committee, and in the absence of such determination shall be rounded to the nearest whole share, and the Company shall have no obligation to make any cash or other payment with respect to such fractional shares. No adjustment shall be made by reason of the distribution of subscription rights or rights offering to outstanding shares or other issuance of shares by the Company, unless the Committee determines otherwise. The adjustments determined pursuant to this Section 14.1 (including a determination that no adjustment is to be made) shall be final, binding and conclusive.

Notwithstanding anything to the contrary included herein, and subject to Applicable Law and the applicable accounting standards, in the event of a distribution of cash dividend by the Company to all holders of Shares, the Committee shall have the authority to determine, without the need for a consent of any holder of an Award, that the Exercise Price of any Award, which is outstanding and unexercised on the record date of such distribution, shall be reduced by an amount equal to the per Share gross dividend amount distributed by the Company, and the Committee may determine that the Exercise Price following such reduction shall be not less than the par value of a Share (if such Shares bear a par value). The application of this Section with respect to any 102 Awards shall be subject to obtaining a ruling from the ITA, to the extent required by applicable law and subject to the terms and conditions of any such ruling.

14.2.         Merger/Sale of Company. In the event of (i) a sale of all or substantially all of the assets of the Company, or a sale (including an exchange) of all or substantially all of the shares of the Company, to any person, or a purchase by a shareholder of the Company or by an Affiliate of such shareholder, of all the shares of the Company held by all or substantially all other shareholders or by other shareholders who are not Affiliated with such acquiring party; (ii) a merger (including, a reverse merger and a reverse triangular merger), consolidation, amalgamation or like transaction of the Company with or into another corporation; (iii) a scheme of arrangement for the purpose of effecting such sale, merger, consolidation, amalgamation or other transaction; (iv) approval by the shareholders of the Company of a complete liquidation or dissolution of the Company, (v) Change in Board Event, or (vi) such other transaction or set of circumstances that is determined by the Board, in its discretion, to be a transaction subject to the provisions of this Section 14.2 excluding any of the foregoing transactions in clauses (i) through (iv) if the Board determines that such transaction should be excluded from the definition hereof and the applicability of this Section 14.2 (each of the foregoing transactions, a “Merger/Sale”), then, without derogating from the general authority and power of the Board or the Committee under this Plan, without the Grantee’s consent and action and without any prior notice requirement, the Committee may make, in its sole and absolute discretion, any determination as to the treatment of Awards, as provided herein:

14.2.1    Unless otherwise determined by the Committee, any Award then outstanding shall be assumed or be substituted by the Company, or by the successor corporation in such Merger/Sale or by any parent or Affiliate thereof, as determined by the Committee in its discretion (the “Successor Corporation”), under terms as determined by the Committee or the terms of this Plan applied by the Successor Corporation to such assumed or substituted Awards.

For the purposes of this Section 14.2.1, the Award shall be considered assumed or substituted if, following a Merger/Sale, the Award confers on the holder thereof the right to purchase or receive, for each

Share underlying an Award immediately prior to the Merger/Sale, either (i) the consideration (whether shares or other securities, cash or other property, or rights, or any combination thereof) distributed to or received by holders of Shares in the Merger/Sale for each Share held on the effective date of the Merger/Sale (and if holders were offered a choice or several types of consideration, the type of consideration as determined by the Committee, which need not be the same type for all Grantees), or (ii) regardless of the consideration received by the holders of Shares in the Merger/Sale, solely shares or any type of Awards (or their equivalent) of the Successor Corporation at a value to be determined by the Committee in its discretion, or a certain type of consideration (whether shares or other securities, cash or other property, or rights, or any combination thereof) as determined by the Committee. Any of the consideration referred to in the foregoing clauses (i) and (ii) shall be subject to the same vesting and expiration terms of the Awards applying immediately prior to the Merger/Sale, unless determined by the Committee in its discretion that the consideration shall be subject to different vesting and expiration terms, or other terms, and the Committee may determine that it be subject to other or additional terms. The foregoing shall not limit the Committee’s authority to determine, that in lieu of such assumption or substitution of Awards for Awards of the Successor Corporation, such Award will be substituted for shares or other securities, cash or other property, or rights, or any combination thereof, including as set forth in Section 14.2.2 hereof.

14.2.2    Regardless of whether or not Awards are assumed or substituted, the Committee may (but shall not be obligated to):

14.2.2.1.      provide for the Grantee to have the right to exercise the Award in respect of Shares covered by the Award which would otherwise be exercisable or vested, under such terms and conditions as the Committee shall determine, and the cancellation of all unexercised Awards (whether vested or unvested) upon or immediately prior to the closing of the Merger/Sale, unless the Committee provides for the Grantee to have the right to exercise the Award, or otherwise for the acceleration of vesting of such Award, as to all or part of the Shares covered by the Award which would not otherwise be exercisable or vested, under such terms and conditions as the Committee shall determine;

14.2.2.2.      provide for the cancellation of each outstanding Award at or immediately prior to the closing of such Merger/Sale, and if and to what extent payment shall be made to the Grantee of an amount in, shares or other securities of the Company, the acquirer or of a corporation or other business entity which is a party to the Merger/Sale, in cash or other property, in rights, or in any combination thereof, as determined by the Committee to be fair in the circumstances, and subject to such terms and conditions as determined by the Committee. The Committee shall have full authority to select the method for determining the payment (being the intrinsic (“spread”) value of the option, Black-Scholes model or any other method). Inter alia, and without limitation of the following determination being made in other circumstances, the Committee’s determination may provide that payment shall be set to zero if the value of the Shares is determined to be less than the Exercise Price, or in respect of Shares covered by the Award which would not otherwise be exercisable or vested, or that payment may be made only in excess of the Exercise Price; and/or

14.2.2.3.      provide that the terms of any Award shall be otherwise amended, modified or terminated, as determined by the Committee to be fair in the circumstances.

14.2.3    The Committee may, determine: (i) that any payments made in respect of Awards shall be made or delayed to the same extent that payment of consideration to the holders of the Shares in connection with the Merger/Sale is made or delayed as a result of escrows, indemnification, earn outs, holdbacks or any other contingencies or conditions; (ii) the terms and conditions applying to the payment made or payable to the Grantees, including participation in escrow, indemnification, releases, earn-outs, holdbacks or any other contingencies; and (iii) that any terms and conditions applying under the applicable definitive transaction agreements shall apply to the Grantees (including, appointment and engagement of a shareholders or sellers representative, payment of fees or other costs and expenses associated with such services, indemnifying such representative, and authorization to such representative within the scope of such representative’s authority in the applicable definitive transaction agreements).

14.2.4    The Committee may, determine to suspend the Grantee’s rights to exercise any vested portion of an Award for a period of time prior to the signing or consummation of a Merger/Sale transaction.

14.2.5    Without limiting the generality of this Section 14, if the consideration in exchange for Awards in a Merger/Sale includes any securities and due receipt thereof by any Grantee (or by the Trustee for the benefit of such Grantee) may require under applicable law (i) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (ii) the provision to any Grantee of any information under the Securities Act or any other securities laws, then the Committee may determine that the Grantee shall be paid in lieu thereof, against surrender of the Shares or cancellation of any other Awards, an amount in cash or other property, or rights, or any combination thereof, as determined by the Committee to be fair in the circumstances, and subject to such terms and conditions as determined by the Committee. Nothing herein shall entitle any Grantee to receive any form of consideration that such Grantee would be ineligible to receive as a result of such Grantee’s failure to satisfy (in the Committee’s sole determination) any condition, requirement or limitation that is generally applicable to the Company’s shareholders, or that is otherwise applicable under the terms of the Merger/Sale, and in such case, the Committee shall determine the type of consideration and the terms applying to such Grantees.

14.2.6    Neither the authorities and powers of the Committee under this Section 14.2, nor the exercise or implementation thereof, shall (i) be restricted or limited in any way by any adverse consequences (tax or otherwise) that may result to any holder of an Award, and (ii) as, inter alia, being a feature of the Award upon its grant, be deemed to constitute a change or an amendment of the rights of such holder under this Plan, nor shall any such adverse consequences (as well as any adverse tax consequences that may result from any tax ruling or other approval or determination of any relevant tax authority) be deemed to constitute a change or an amendment of the rights of such holder under this Plan, and may be effected without consent of any Grantee and without any liability to the Company or its Affiliates or to its or their respective officers, directors, employees and representatives and the respective successors and assigns of any of the foregoing. The Committee need not take the same action with respect to all Awards or with respect to all Service Providers. The Committee may take different actions with respect to the vested and unvested portions of an Award. The Committee may determine an amount or type of consideration to be received or distributed in a Merger/Sale which may differ as among the Grantees, and as between the Grantees and any other holders of shares of the Company.

14.2.7    The Committee may determine that upon a Merger/Sale any Shares held by Grantees (or for Grantee’s benefit) are sold in accordance with instructions issued by the Committee in connection with such Merger/Sale, which shall be final, conclusive and binding on all Grantees.

14.2.8    All of the Committee’s determinations pursuant to this Section 14 shall be at its sole and absolute discretion, and shall be final, conclusive and binding on all Grantees (including, for clarity, as it relates to Shares issued upon exercise or vesting of any Awards or that are Awards, unless otherwise determined by the Committee) and without any liability to the Company or its Affiliates, or to their respective officers, directors, employees, shareholders and representatives, and the respective successors and assigns of any of the foregoing, in connection with the method of treatment, chosen course of action or determinations made hereunder.

14.2.9    If determined by the Committee, the Grantees shall be subject to the definitive agreement(s) in connection with the Merger/Sale as applying to holders of Shares including, such terms, conditions, representations, undertakings, liabilities, limitations, releases, indemnities, appointing and indemnifying shareholders/sellers representative, participating in transaction expenses, shareholders/sellers representative expense fund and escrow arrangement, in each case as determined by the Committee. Each Grantee shall execute (and authorizes any person designated by the Company to so execute, as well as (if applicable) the Trustee holding any Shares for the Grantee’s behalf) such separate agreement(s) or instruments as may be requested by the Company, the Successor Corporation or the acquirer in connection with such in such Merger/Sale or otherwise under or for the purpose of implementing this Section 14.2, and in the form required by them. The execution of such separate agreement(s) may be a condition to the receipt of assumed or substituted Awards, payment in lieu of the Award, the exercise of any Award or otherwise to be entitled to benefit from shares or other securities, cash or other property, or rights, or any combination thereof, pursuant to this Section 14.2 (and the Company (and, if applicable, the Trustee) may exercise its authorization above and sign such agreement on behalf of the Grantee or subject the Grantee to the provisions of such agreements).

14.3.      Reservation of Rights. Except as expressly provided in this Section 14 (if any), the Grantee of an Award hereunder shall have no rights by reason of any transaction or event referred to in this Section 14 (including, Recapitalization of shares of any class, any increase or decrease in the number of shares of any class, or any dissolution, liquidation, reorganization, business combination, exchange of shares, spin-off or other corporate divestiture or division, or other similar occurrences, or Merger/Sale). Any issue by the Company of shares of any class, or securities convertible into shares of stock of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number, type or price of shares subject to an Award. The grant of an Award pursuant to this Plan shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structures or to merge or to consolidate or to dissolve, liquidate or sell, or transfer all or part of its business or assets or engage in any similar transactions.

15.         NON-TRANSFERABILITY OF AWARDS; SURVIVING BENEFICIARY.

15.1.      All Awards granted under this Plan by their terms shall not be transferable other than by will or by the laws of descent and distribution, unless otherwise determined by the Committee or under this Plan, provided that with respect to Shares issued upon exercise of Awards, Shares issued upon the vesting of Awards or Awards that are Shares, the restrictions on transfer shall be the restrictions referred to in Section 16 (Conditions upon Issuance of Shares) hereof. Subject to the above provisions, the terms of such Award, this Plan and any applicable Award Agreement shall be binding upon the beneficiaries, executors, administrators, heirs and successors of such Grantee. Awards may be exercised or otherwise realized, during the lifetime of the Grantee, only by the Grantee or by his guardian or legal representative, to the extent provided for herein. Any transfer of an Award not permitted hereunder (including transfers pursuant to any decree of divorce, dissolution or separate maintenance, any property settlement, any separation agreement or any other agreement with a spouse) and any grant of any interest in any Award to, or creation in any way of any direct or indirect interest in any Award by, any party other than the Grantee shall be null and void and shall not confer upon any party or person, other than the Grantee, any rights. A Grantee may file with the Committee a written designation of a beneficiary, who shall be permitted to exercise such Grantee’s Award or to whom any benefit under this Plan is to be paid, in each case, in the event of the Grantee’s death before he or she fully exercises his or her Award or receives any or all of such benefit, on such form as may be prescribed by the Committee and may, from time to time, amend or revoke such designation. If no designated beneficiary survives the Grantee, the executor or administrator of the Grantee’s estate shall be deemed to be the Grantee’s beneficiary. Notwithstanding the foregoing, upon the request of the Grantee and subject to Applicable Law, the Committee, at its sole discretion, may permit the Grantee to transfer the Award to a trust whose beneficiaries are the Grantee and/or the Grantee’s immediate family members (all or several of them).

15.2.      Notwithstanding any other provisions of the Plan to the contrary, no Incentive Stock Option may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution or in accordance with a beneficiary designation pursuant to Section 15.1. Further, all Incentive Stock Options granted to a Grantee shall be exercisable during his or her lifetime only by such Grantee.

15.3.      As long as the Shares are held by the Trustee in favor of the Grantee, all rights possessed by the Grantee over the Shares are personal, and may not be transferred, assigned, pledged or mortgaged, other than by will or laws of descent and distribution.

15.4.      If and to the extent a Grantee is entitled to transfer an Award and/or Shares underlying an Award in accordance with the terms of the Plan and any other applicable agreements, such transfer shall be subject (in addition, to any other conditions or terms applying thereto) to receipt by the Company from such proposed transferee of a written instrument, on a form reasonably acceptable to the Company, pursuant to which such proposed transferee agrees to be bound by all provisions of the Plan and any other applicable agreements, including without limitation, any restrictions on transfer of the Award and/or Shares set forth herein (however, failure to so deliver such instrument to the Company as set forth above shall not derogate from all such provisions applying on any transferee).

15.5.      The provisions of this Section 15 shall apply to the Grantee and to any purchaser, assignee or transferee of any Shares.

16.         CONDITIONS UPON ISSUANCE OF SHARES; GOVERNING PROVISIONS.

16.1.      Legal Compliance. The grant of Awards and the issuance of Shares upon exercise or settlement of Awards shall be subject to compliance with all Applicable Law as determined by the Company, including, applicable requirements of federal, state and foreign law with respect to such securities. The Company shall have no obligations to issue Shares pursuant to the exercise or settlement of an Award and Awards may not be exercised or settled, if the issuance of Shares upon exercise or settlement would constitute a violation of any Applicable Law as determined by the Company, including, applicable federal, state or foreign securities laws or other law or regulations or the requirements of any stock exchange or market system upon which the Shares may then be listed. In addition, no Award may be exercised unless (i) a registration statement under the Securities Act or equivalent law in another jurisdiction shall at the time of exercise or settlement of the Award be in effect with respect to the shares issuable upon exercise of the Award, or (ii) in the opinion of legal counsel to the Company, the shares issuable upon exercise of the Award may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act or equivalent law in another jurisdiction. The inability of the Company to obtain authority from any regulatory body having jurisdiction, if any, deemed by the Company to be necessary to the lawful issuance and sale of any Shares hereunder, and the inability to issue Shares hereunder due to non-compliance with any Company policies with respect to the sale of Shares, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority or compliance shall not have been obtained or achieved. As a condition to the exercise of an Award, the Company may require the person exercising such Award to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any Applicable Law or regulation and to make any representation or warranty with respect thereto as may be requested by the Company, including to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares, all in form and content specified by the Company.

16.2.      Provisions Governing Shares. Shares issued pursuant to an Award shall be subject to this Plan and shall be subject to the Articles of Association of the Company, and any other governing documents of the Company and all policies, manuals and internal regulations of the Company, as in effect from time to time.

16.3.      Share Purchase Transactions; Forced Sale. In the event that the Board approves a Merger/Sale effected by way of a forced or compulsory sale (whether pursuant to the Company’s Articles of Association or pursuant to Section 341 of the Companies Law or any Shareholders Agreement or otherwise) or in the event of a transaction for the sale of all shares of the Company, then, without derogating from such provisions and in addition thereto, the Grantee shall be obligated, and shall be deemed to have agreed to the offer to effect the Merger/Sale (and the Shares held by or for the benefit of the Grantee shall be included in the shares of the Company approving the terms of such Merger/Sale for the purpose of satisfying the required majority), and shall sell all of the Shares held by or for the benefit of the Grantee on the terms and conditions applying to the holders of Shares, in accordance with the instructions then issued by the Board, whose determination shall be final. No Grantee shall contest, bring any claims or demands, or exercise any appraisal or dissenters’ rights related to any of the foregoing. Each Grantee shall execute (and authorizes any person designated by the Company to so execute, as well as (if applicable) the Trustee holding any Shares for the Grantee’s behalf) such documents and agreements, as may be requested by the Company relating to matters set forth in or otherwise for the purpose of implementing this Section16.3. The execution of such separate agreement(s) may be a condition by the Company to the exercise of any Award and the Company (and, if applicable, the Trustee) may exercise its authorization above and sign such agreement on behalf of the Grantee or subject the Grantee to the provisions of such agreements.

16.4.      Data Privacy; Data Transfer. Information related to Grantees and Awards hereunder, as shall be received from Grantee or others, and/or held by, the Company or its Affiliates from time to time, and which information may include sensitive and personal information related to Grantees (“Information”), will be used by the Company or its Affiliates (or third parties appointed by any of them, including the Trustee) to comply with any applicable legal requirement, or for administration of the Plan as they deems necessary or advisable, or for the respective business purposes of the Company or its Affiliates (including in connection with transactions related to any of them). The Company and its Affiliates shall be entitled to transfer the Information among the Company or its Affiliates, and to third parties for the purposes set forth above, which may include persons located abroad (including, any person administering the Plan or providing services in respect of the Plan or in order to comply with legal requirements, or the Trustee, their respective officers, directors, employees and representatives, and the respective successors and assigns of any of the foregoing), and any person so receiving Information shall be entitled to transfer it for the purposes set forth above. The Company shall use commercially reasonable efforts to ensure that the transfer of such Information shall be limited to the reasonable and necessary scope. By receiving an Award hereunder, Grantee acknowledges and agrees that the Information is provided at Grantee’s free will and Grantee consents to the storage and transfer of the Information as set forth above.

17.         [Reserved].

18.         AGREEMENT REGARDING TAXES; DISCLAIMER.

18.1.      If the Company shall so require, as a condition of exercise or (if applicable) vesting of an Award, the release of Shares by the Trustee or the vesting or settlement of an Award, a Grantee shall agree that, no later than the date of such occurrence, the Grantee will pay to the Company (or the Trustee, as applicable) or make arrangements satisfactory to the Company and the Trustee (if applicable) regarding payment of any applicable taxes and compulsory payments of any kind required by Applicable Law to be withheld or paid.

18.2.      TAX LIABILITY. ALL TAX CONSEQUENCES UNDER ANY APPLICABLE LAW WHICH MAY ARISE FROM THE GRANT OF ANY AWARDS OR THE EXERCISE OR (IF APPLICABLE) VESTING THEREOF, THE SALE OR DISPOSITION OF ANY SHARES GRANTED HEREUNDER OR ISSUED UPON EXERCISE OR (IF APPLICABLE) THE VESTING OF ANY AWARD, THE ASSUMPTION, SUBSTITUTION, CANCELLATION OR PAYMENT IN LIEU OF AWARDS OR FROM ANY OTHER ACTION IN CONNECTION WITH THE FOREGOING (INCLUDING WITHOUT LIMITATION ANY TAXES AND COMPULSORY PAYMENTS, SUCH AS SOCIAL SECURITY OR HEALTH TAX PAYABLE BY THE GRANTEE OR THE COMPANY IN CONNECTION THEREWITH) SHALL BE BORNE AND PAID SOLELY BY THE GRANTEE, AND THE GRANTEE SHALL INDEMNIFY THE COMPANY, ITS SUBSIDIARIES AND AFFILIATES AND THE TRUSTEE, AND SHALL HOLD THEM HARMLESS AGAINST AND FROM ANY LIABILITY FOR ANY SUCH TAX OR PAYMENT OR ANY PENALTY, INTEREST OR INDEXATION THEREON. EACH GRANTEE AGREES TO, AND UNDERTAKES TO COMPLY WITH, ANY RULING, SETTLEMENT, CLOSING AGREEMENT OR OTHER SIMILAR AGREEMENT OR ARRANGEMENT WITH ANY TAX AUTHORITY IN CONNECTION WITH THE FOREGOING WHICH IS APPROVED BY THE COMPANY.

18.3.      NO TAX ADVICE. THE GRANTEE IS ADVISED TO CONSULT WITH A TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF RECEIVING, EXERCISING OR DISPOSING OF AWARDS HEREUNDER. THE COMPANY DOES NOT ASSUME ANY RESPONSIBILITY TO ADVISE THE GRANTEE ON SUCH MATTERS, WHICH SHALL REMAIN SOLELY THE RESPONSIBILITY OF THE GRANTEE.

18.4.      TAX TREATMENT. THE COMPANY AND ITS AFFILIATES (INCLUDING THE EMPLOYER) DO NOT UNDERTAKE OR ASSUME ANY LIABILITY OR RESPONSIBILITY TO THE EFFECT THAT ANY AWARD SHALL QUALIFY WITH ANY PARTICULAR TAX REGIME OR RULES APPLYING TO PARTICULAR TAX TREATMENT, OR BENEFIT FROM ANY PARTICULAR TAX TREATMENT OR TAX ADVANTAGE OF ANY TYPE AND THE COMPANY AND ITS AFFILIATES (INCLUDING THE EMPLOYER) SHALL BEAR NO LIABILITY IN CONNECTION WITH THE MANNER IN WHICH ANY AWARD IS TREATED FOR TAX PURPOSES, REGARDLESS OF WHETHER THE AWARD WAS GRANTED OR WAS INTENDED TO QUALIFY UNDER ANY PARTICULAR TAX REGIME OR TREATMENT. THIS PROVISION SHALL SUPERSEDE ANY TYPE OF AWARDS OR TAX QUALIFICATION INDICATED IN ANY CORPORATE RESOLUTION OR AWARD AGREEMENT, WHICH SHALL AT ALL TIMES BE SUBJECT TO THE REQUIREMENTS OF APPLICABLE LAW. THE COMPANY AND ITS AFFILIATES (INCLUDING THE EMPLOYER) DO NOT UNDERTAKE AND SHALL NOT BE REQUIRED TO TAKE ANY ACTION IN ORDER TO QUALIFY ANY AWARD WITH THE REQUIREMENT OF ANY PARTICULAR TAX TREATMENT AND NO INDICATION IN ANY DOCUMENT TO THE EFFECT THAT ANY AWARD IS INTENDED TO QUALIFY FOR ANY TAX TREATMENT SHALL IMPLY SUCH AN UNDERTAKING. THE COMPANY AND ITS AFFILIATES (INCLUDING THE EMPLOYER) DO NOT UNDERTAKE TO REPORT FOR TAX PURPOSES ANY AWARD IN ANY PARTICULAR MANNER, INCLUDING IN ANY MANNER CONSISTENT WITH ANY PARTICULAR TAX TREATMENT. NO ASSURANCE IS MADE BY THE COMPANY OR ANY OF ITS AFFILIATES (INCLUDING THE EMPLOYER) THAT ANY PARTICULAR TAX TREATMENT ON THE DATE OF GRANT WILL CONTINUE TO EXIST OR THAT THE AWARD WOULD QUALIFY AT THE TIME OF EXERCISE, VESTING OR DISPOSITION THEREOF WITH ANY PARTICULAR TAX TREATMENT. THE COMPANY AND ITS AFFILIATES (INCLUDING THE EMPLOYER) SHALL NOT HAVE ANY LIABILITY

OR OBLIGATION OF ANY NATURE IN THE EVENT THAT AN AWARD DOES NOT QUALIFY FOR ANY PARTICULAR TAX TREATMENT, REGARDLESS WHETHER THE COMPANY COULD HAVE OR SHOULD HAVE TAKEN ANY ACTION TO CAUSE SUCH QUALIFICATION TO BE MET AND SUCH QUALIFICATION REMAINS AT ALL TIMES AND UNDER ALL CIRCUMSTANCES AT THE RISK OF THE GRANTEE. THE COMPANY DOES NOT UNDERTAKE OR ASSUME ANY LIABILITY TO CONTEST A DETERMINATION OR INTERPRETATION (WHETHER WRITTEN OR UNWRITTEN) OF ANY TAX AUTHORITIES, INCLUDING IN RESPECT OF THE QUALIFICATION UNDER ANY PARTICULAR TAX REGIME OR RULES APPLYING TO PARTICULAR TAX TREATMENT. IF THE AWARDS DO NOT QUALIFY UNDER ANY PARTICULAR TAX TREATMENT IT COULD RESULT IN ADVERSE TAX CONSEQUENCES TO THE GRANTEE.

18.5.      The Company or any Subsidiary or other Affiliate thereof (including the Employer) may take such action as it may deem necessary or appropriate, in its discretion, for the purpose of or in connection with withholding of any taxes and compulsory payments which the Trustee, the Company or any Subsidiary or other Affiliate thereof (including the Employer) (or any applicable agent thereof) is required by any Applicable Law to withhold in connection with any Awards, including, without limitations, any income tax, social benefits, social insurance, health tax, pension, payroll tax, fringe benefits, excise tax, payment on account or other tax-related items related to the Grantee’s participation in the Plan and applicable by law to the Grantee (collectively, “Withholding Obligations”). Such actions may include (i) requiring a Grantees to remit to the Company or the Employer in cash an amount sufficient to satisfy such Withholding Obligations and any other taxes and compulsory payments, payable by the Company or the Employer in connection with the Award or the exercise or (if applicable) the vesting thereof; (ii) subject to Applicable Law, allowing the Grantees to surrender Shares to the Company, in an amount that at such time, reflects a value that the Committee determines to be sufficient to satisfy such Withholding Obligations; (iii) withholding Shares otherwise issuable upon the exercise of an Award at a value which is determined by the Company to be sufficient to satisfy such Withholding Obligations; (iv) allowing Grantees to satisfy all or part of the Withholding Obligations by the delivery (on a form prescribed by the Company) of an irrevocable direction to a securities broker approved by the Company to sell Shares and to deliver all or part of the sales proceeds to the Company or the Trustee; or (iv) any combination of the foregoing. The Company shall not be obligated to allow the exercise or vesting of any Award by or on behalf of a Grantee until all tax consequences arising therefrom are resolved in a manner acceptable to the Company.

18.6.      Each Grantee shall notify the Company in writing promptly and in any event within ten (10) days after the date on which such Grantee first obtains knowledge of any tax authority inquiry, audit, assertion, determination, investigation, or question relating in any manner to the Awards granted or received hereunder or Shares issued thereunder and shall continuously inform the Company of any developments, proceedings, discussions and negotiations relating to such matter, and shall allow the Company and its representatives to participate in any proceedings and discussions concerning such matters. Upon request, a Grantee shall provide to the Company any information or document relating to any matter described in the preceding sentence, which the Company, in its discretion, requires.

18.7.      With respect to 102 Non-Trustee Options, if the Grantee ceases to be employed by the Company, Parent, Subsidiary or any Affiliate (including the Employer), the Grantee shall extend to the Company and/or the Employer a security or guarantee for the payment of taxes due at the time of sale of Shares, all in accordance with the provisions of Section 102 of the Ordinance and the Rules.

18.8.      If a Grantee makes an election under Section 83(b) of the Code to be taxed with respect to an Award as of the date of transfer of Shares rather than as of the date or dates upon which the Grantee would otherwise be taxable under Section 83(a) of the Code, such Grantee shall deliver a copy of such election to the Company upon or prior to the filing such election with the U.S. Internal Revenue Service. Neither the Company nor any Affiliate (including the Employer) shall have any liability or responsibility relating to or arising out of the filing or not filing of any such election or any defects in its construction.

19.         RIGHTS AS A SHAREHOLDER; VOTING AND DIVIDENDS.

19.1.      Subject to Section 11.4, a Grantee shall have no rights as a shareholder of the Company with respect to any Shares covered by an Award until the Grantee shall have exercised or (as applicable) vests in the Award, paid any Exercise Price therefor and becomes the record holder of the subject Shares. In the case of 102 Awards, the Trustee shall have no rights as a shareholder of the Company with respect to the Shares covered by such Award until the Trustee becomes the record holder for such Shares for the Grantee’s benefit, and the Grantee shall not be deemed to be a shareholder and shall have no rights as a shareholder of the Company with respect to the Shares covered by the Award until the date of the release of such Shares from the Trustee to the Grantee and the transfer of record ownership of such Shares to the Grantee (provided, however, that the Grantee shall be entitled to receive from the Trustee any cash dividend or distribution made on account of the Shares held by the Trustee for such Grantee’s benefit, subject to any tax withholding and compulsory payment). No adjustment shall be made for dividends (ordinary or extraordinary, whether in shares or other securities, cash or other property, or rights, or any combination thereof) or distribution of other rights for which the record date is prior to the date on which the Grantee or Trustee (as applicable) becomes the record holder of the Shares covered by an Award, except as provided in Section 14 hereof.

19.2.      With respect to all Awards issued in the form of Shares hereunder or upon the exercise or (if applicable) the vesting of Awards hereunder, any and all voting rights attached to such Shares shall be subject to Section 6.10, and the Grantee shall be entitled to receive dividends distributed with respect to such Shares, subject to the provisions of the Company’s Articles of Association, as amended from time to time, and subject to any Applicable Law.

19.3.      The Company may, but shall not be obligated to, register or qualify the sale of Shares under any applicable securities law or any other Applicable Law.

20.         NO REPRESENTATION BY COMPANY.

By granting the Awards, the Company is not, and shall not be deemed as, making any representation or warranties to the Grantee regarding the Company, its business affairs, its prospects or the future value of its Shares and such representations and warranties are hereby disclaimed. The Company shall not be required to provide to any Grantee any information, documents or material in connection with the Grantee’s considering an exercise of an Award. To the extent that any information, documents or materials are provided, the Company shall have no liability with respect thereto. Any decision by a Grantee to exercise an Award shall solely be at the risk of the Grantee.

21.         NO RETENTION RIGHTS.

Nothing in this Plan, any Award Agreement or in any Award granted or agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ of, or be in the service of the Company or any Subsidiary or other Affiliate thereof as a Service Provider or to be entitled to any remuneration or benefits not set forth in this Plan or such agreement, or to interfere with or limit in any way the right of the Company or any such Subsidiary or other Affiliate thereof to terminate such Grantee’s employment or service (including, any right of the Company or any of its Affiliates to immediately cease the Grantee’s employment or service or to shorten all or part of the notice period, regardless of whether notice of termination was given by the Company or its Affiliates or by the Grantee). Awards granted under this Plan shall not be affected by any change in duties or position of a Grantee, subject to Sections 6.6 through 6.8. No Grantee shall be entitled to claim and the Grantee hereby waives any claim against the Company or any Subsidiary or other Affiliate thereof that he or she was prevented from continuing to vest Awards as of the date of termination of his or her employment with, or services to, the Company or any Subsidiary or other Affiliate thereof. No Grantee shall be entitled to any compensation in respect of the Awards which would have vested had such Grantee’s employment or engagement with the Company (or any Subsidiary or other Affiliate thereof) not been terminated.

22.         PERIOD DURING WHICH AWARDS MAY BE GRANTED.

Awards may be granted pursuant to this Plan from time to time within a period of ten (10) years from the Effective Date, which period may be extended from time to time by the Board. From and after such date (as extended) no grants of Awards may be made and this Plan shall continue to be in full force and effect with respect to Awards or Shares issued thereunder that remain outstanding.

23.         AMENDMENT OF THIS PLAN AND AWARDS.

23.1.      The Board at any time and from time to time may suspend, terminate, modify or amend this Plan, whether retroactively or prospectively. Any amendment effected in accordance with this Section shall be binding upon all Grantees and all Awards, whether granted prior to or after the date of such amendment, and without the need to obtain the consent of any Grantee. No termination or amendment of this Plan shall affect any then outstanding Award unless expressly provided by the Board.

23.2.      Subject to changes in Applicable Law that would permit otherwise, without the approval of the Company’s shareholders, there shall be (i) no increase in the maximum aggregate number of Shares that may be issued under this Plan as Incentive Stock Options (except by operation of the provisions of Section 14.1), (ii) no change in the class of persons eligible to receive Incentive Stock Options, and (iii) no other amendment of this Plan that would require approval of the Company’s shareholders under any Applicable Law or the rules of the applicable stock market or exchange, if any, on which the Shares are principally quoted or traded. Unless not permitted by Applicable Law, if the grant of an Award is subject to approval by shareholders, the date of grant of the Award shall be determined as if the Award had not been subject to such approval. Failure to obtain approval by the shareholders shall not in any way derogate from the valid and binding effect of any grant of an Award that is not an Incentive Stock Option.

23.3.      The Board or the Committee at any time and from time to time may modify or amend any Award theretofore granted, including any Award Agreement, whether retroactively or prospectively.

24.         APPROVAL.

24.1.      This Plan shall take effect upon its adoption by the Board and approval by the shareholders (the “Effective Date”).

24.2.      102 Awards are conditional upon the filing with or approval by the ITA, if required, as set forth in Section 9.4. Failure to so file or obtain such approval shall not in any way derogate from the valid and binding effect of any grant of an Award, which is not a 102 Award.

25.         RULES PARTICULAR TO SPECIFIC COUNTRIES; SECTION 409A.

25.1.      Notwithstanding anything herein to the contrary, the terms and conditions of this Plan may be supplemented or amended with respect to a particular country or tax regime by means of an appendix to this Plan, and to the extent that the terms and conditions set forth in any appendix conflict with any provisions of this Plan, the provisions of such appendix shall govern. Terms and conditions set forth in such appendix shall apply only to Awards granted to Grantees under the jurisdiction of the specific country or such other tax regime that is the subject of such appendix and shall not apply to Awards issued to a Grantee not under the jurisdiction of such country or such other tax regime. The adoption of any such appendix shall be subject to the approval of the Board or the Committee, and if determined by the Committee to be required in connection with the application of certain tax treatment, pursuant to applicable stock exchange rules or regulations or otherwise, then also the approval of the shareholders of the Company at the required majority.

25.2.      This Section 25.2 shall only apply to Awards granted to Grantees who are subject to United States Federal income tax.

25.2.1    It is the intention of the Company that no Award shall be deferred compensation subject to Section 409A of the Code unless and to the extent that the Committee specifically determines otherwise as provided in Section 25.2.2, and the Plan and the terms and conditions of all Awards shall be interpreted and administered accordingly.

25.2.2    The terms and conditions governing any Awards that the Committee determines will be subject to Section 409A of the Code, including any rules for payment or elective or mandatory deferral of the payment or delivery of Shares or cash pursuant thereto, and any rules regarding treatment of such Awards in the event of a Merger/Sale, shall be set forth in the applicable Award Agreement and shall be intended to comply in all respects with Section 409A of the Code, and the Plan and the terms and conditions of such Awards shall be interpreted and administered accordingly.

25.2.3    The Company shall have complete discretion to interpret and construe the Plan and any Award Agreement in any manner that establishes an exemption from (or compliance with) the requirements of Section 409A of the Code. If for any reason, such as imprecision in drafting, any provision of the Plan and/or any Award Agreement does not accurately reflect its intended establishment of an exemption from (or compliance with) Section 409A of the Code, as demonstrated by consistent interpretations or other evidence of intent, such provision shall be considered ambiguous as to its exemption from (or compliance with) Section 409A of the Code and shall be interpreted by the Company in a manner consistent with such intent, as determined in the discretion of the Company. If, notwithstanding the foregoing provisions of this Section 25.2.3, any provision of the Plan or any such agreement would cause a Grantee to incur any additional tax or interest under Section 409A of the Code, the Company may reform such provision in a manner intended to avoid the incurrence by such Grantee of any such additional tax or interest; provided that the Company shall maintain, to the extent reasonably practicable, the original intent and economic benefit to the Grantee of the applicable provision without violating the provisions of Section 409A of the Code. For the avoidance of doubt, no provision of this Plan shall be interpreted or construed to transfer any liability for failure to comply with the requirements of Section 409A from any Grantee or any other individual to the Company or any of its affiliates, employees or agents.

25.2.4    Notwithstanding any other provision in the Plan, any Award Agreement, or any other written document establishing the terms and conditions of an Award, if any Grantee is a “specified employee,” within the meaning of Section 409A of the Code, as of the date of his or her “separation from service” (as defined under Section 409A of the Code), then, to the extent required by Treasury Regulation Section 1.409A-3(i)(2) (or any successor provision), any payment made to such Grantee on account of his or her separation from service shall not be made before a date that is six months after the date of his or her separation from service. The Committee may elect any of the methods of applying this rule that are permitted under Treasury Regulation Section 1.409A-3(i)(2)(ii) (or any successor provision).

25.2.5    Notwithstanding any other provision of this Section 25.2 to the contrary, although the Company intends to administer the Plan so that Awards will be exempt from, or will comply with, the requirements of Section 409A of the Code, the Company does not warrant that any Award under the Plan will qualify for favorable tax treatment under Section 409A of the Code or any other provision of federal, state, local, or non-United States law. The Company shall not be liable to any Grantee for any tax, interest, or penalties the Grantee might owe as a result of the grant, holding, vesting, exercise, or payment of any Award under the Plan.

26.         GOVERNING LAW; JURISDICTION.

This Plan and all determinations made and actions taken pursuant hereto shall be governed by the laws of the State of Israel, except with respect to matters that are subject to tax laws, regulations and rules of any specific jurisdiction, which shall be governed by the respective laws, regulations and rules of such jurisdiction. Certain definitions, which refer to laws other than the laws of such jurisdiction, shall be construed in accordance with such other laws. The competent courts located in Tel-Aviv-Jaffa, Israel shall have exclusive jurisdiction over any dispute arising out of or in connection with this Plan and any Award granted hereunder. By signing any Award Agreement or any other agreement relating to an Award, each Grantee irrevocably submits to such exclusive jurisdiction.

27.         NON-EXCLUSIVITY OF THIS PLAN.

The adoption of this Plan shall not be construed as creating any limitations on the power or authority of the Company to adopt such other or additional incentive or other compensation arrangements of whatever nature as the Company may deem necessary or desirable or preclude or limit the continuation of any other plan, practice or arrangement for the payment of compensation or fringe benefits to employees generally, or to any class or group of employees, which the Company or any Affiliate now has or will lawfully put into effect, including any retirement, pension, savings and stock purchase plan, insurance, death and disability benefits and executive short-term or long-term incentive plans.

28.         MISCELLANEOUS.

28.1.      Survival. The Grantee shall be bound by and the Shares issued upon exercise or (if applicable) the vesting of any Awards granted hereunder shall remain subject to this Plan after the exercise or (if applicable) the vesting of Awards, in accordance with the terms of this Plan, whether or not the Grantee is then or at any time thereafter employed or engaged by the Company or any of its Affiliates.

28.2.      Additional Terms. Each Award awarded under this Plan may contain such other terms and conditions not inconsistent with this Plan as may be determined by the Committee, in its sole discretion.

28.3.      Fractional Shares. No fractional Share shall be issuable upon exercise or vesting of any Award and the number of Shares to be issued shall be rounded down to the nearest whole Share (and the Company shall have liability to compensate for such fractional shares at any time), with in any Share remaining at the last vesting date due to such rounding to be issued upon exercise at such last vesting date.

28.4.      Severability. If any provision of this Plan, any Award Agreement or any other agreement entered into in connection with an Award shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction. In addition, if any particular provision contained in this Plan, any Award Agreement or any other agreement entered into in connection with an Award shall for any reason be held to be excessively broad as to duration, geographic scope, activity or subject, it shall be construed by limiting and reducing such provision as to such characteristic so that the provision is enforceable to fullest extent compatible with Applicable Law as it shall then appear.

28.5.      Captions and Titles. The use of captions and titles in this Plan or any Award Agreement or any other agreement entered into in connection with an Award is for the convenience of reference only and shall not affect the meaning or interpretation of any provision of this Plan or such agreement.

28.6.      Prohibition on Executive Officer Loans. Notwithstanding any other provision of the Plan to the contrary, no Grantee who is a member of the Board or an “executive officer” of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to make payment with respect to any Awards granted under the Plan, or continue any extension of credit with respect to such payment, with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act.

28.7.      Clawback Provisions. All Awards (including the gross amount of any proceeds, gains or other economic benefit the Grantee actually or constructively receives upon receipt or exercise of any Award or the receipt or resale of any Shares underlying the Award) will be subject to recoupment by the Company to the extent required to comply with Applicable Law or any policy of the Company (subject to Applicable Law) providing for the reimbursement of incentive compensation, whether or not such policy was in place at the time of grant of an Award.

*        *        *